1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 20, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2013 and 2012 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, International Financial Reporting Standard 1, “First-time adoption of International Financial Reporting Standards,” and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

May 14, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013, DECEMBER 31, 2012, MARCH 31, 2012 AND JANUARY 1, 2012

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$186,028,798	18	$143,410,588	15	$170,819,939	21	$143,472,277	18
Financial assets at fair value through profit or loss (Note 7)	18,206	-	39,554	-	1,658	-	15,360	-
Available-for-sale financial assets (Note 8)	1,162,904	-	2,410,635	-	3,577,801	-	3,308,770	-
Held-to-maturity financial assets (Note 9)	2,044,822	-	5,056,973	1	6,253,618	1	3,825,680	1
Notes and accounts receivable, net (Note 11)	65,472,529	6	57,777,586	6	52,795,666	7	45,830,288	6
Receivables from related parties (Note 36)	434,306	-	353,811	-	647,314	-	185,764	-
Other receivables from related parties (Note 36)	176,298	-	185,550	-	1,301,705	-	122,292	-
Inventories (Notes 5 and 12)	37,833,465	4	37,830,498	4	27,759,150	3	24,840,582	3
Other current assets (Note 17)	3,339,372	-	2,786,408	-	3,087,516	-	2,174,014	-
Other financial assets (Note 37)	1,240,492	-	473,833	-	571,010	-	617,142	-

Total current assets	297,751,192	28	250,325,436	26	266,815,377	32	224,392,169	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	42,087,667	4	38,751,245	4	-	-	-	-
Held-to-maturity financial assets (Note 9)	-	-	-	-	2,030,812	-	5,243,167	1
Hedging derivative financial assets (Note 10)	659,351	-	-	-	-	-	-	-
Financial assets carried at cost (Note 13)	3,703,593	1	3,605,077	-	4,180,185	-	4,315,005	1
Investments accounted for using equity method (Notes 5 and 14)	24,252,070	2	23,360,918	3	23,580,109	3	24,886,931	3
Property, plant and equipment (Notes 5 and 15)	666,447,384	63	617,562,188	64	509,953,504	61	490,422,153	63
Intangible assets (Notes 5 and 16)	11,478,437	1	10,959,569	1	10,969,136	1	10,861,563	1
Deferred income tax assets (Notes 5 and 31)	11,610,593	1	13,128,219	2	14,210,531	2	13,604,218	2
Refundable deposits (Note 36)	2,385,571	-	2,426,712	-	4,527,507	1	4,518,863	1
Other noncurrent assets (Notes 17 and 36)	1,253,868	-	1,235,144	-	1,228,134	-	1,306,746	-

Total noncurrent assets	763,878,534	72	711,029,072	74	570,679,918	68	555,158,646	72

TOTAL	$1,061,629,726	100	$961,354,508	100	$837,495,295	100	$779,550,815	100

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 18)	$35,842,800	3	$34,714,929	4	$34,687,716	4	$25,926,528	3
Financial liabilities at fair value through profit or loss (Note 7)	4,223	-	15,625	-	61,038	-	13,742	-
Hedging derivative financial liabilities (Note 10)	-	-	-	-	135	-	232	-
Accounts payable	12,462,978	1	14,490,429	2	13,262,122	2	10,530,487	1
Payables to related parties (Note 36)	793,133	-	748,613	-	906,317	-	1,328,521	-
Salary and bonus payable	5,075,309	1	7,535,296	1	4,226,594	-	6,148,499	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 24)	13,864,935	1	11,186,591	1	11,327,679	1	9,081,293	1
Payables to contractors and equipment suppliers	48,601,349	5	44,831,798	5	34,070,990	4	35,540,526	5
Income tax payable (Note 31)	20,164,514	2	15,635,594	2	13,511,557	2	10,656,124	1
Provisions (Notes 5 and 19)	6,350,698	1	6,038,003	-	5,428,410	1	5,068,263	1
Accrued expenses and other current liabilities (Notes 15 and 22)	14,915,135	1	13,148,944	1	14,052,743	2	13,218,235	2
Current portion of bonds payable and long-term bank loans (Notes 20 and 21)	131,250	-	128,125	-	93,750	-	4,562,500	1

Total current liabilities	158,206,324	15	148,473,947	16	131,629,051	16	122,074,950	16

NONCURRENT LIABILITIES
Bonds payable (Note 20)	125,000,000	12	80,000,000	8	35,000,000	4	18,000,000	3
Long-term bank loans (Note 21)	1,325,000	-	1,359,375	-	1,556,250	-	1,587,500	-
Provisions (Note 19)	5,199	-	4,891	-	3,083	-	2,889	-
Other long-term payables (Note 22)	54,000	-	54,000	-	59,058	-	-	-
Obligations under finance leases (Note 15)	768,935	-	748,115	-	742,931	-	870,993	-
Accrued pension cost (Note 23)	6,904,635	1	6,921,234	1	6,218,052	1	6,241,024	1
Guarantee deposits	184,780	-	203,890	-	405,594	-	443,983	-
Others (Note 36)	531,768	-	495,150	-	436,785	-	400,831	-

Total noncurrent liabilities	134,774,317	13	89,786,655	9	44,421,753	5	27,547,220	4

Total liabilities	292,980,641	28	238,260,602	25	176,050,804	21	149,622,170	20

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,282,327	25	259,244,357	27	259,206,046	31	259,162,226	33

Capital surplus (Note 24)	55,762,572	5	55,675,340	6	55,593,052	7	55,471,662	7

Retained earnings (Note 24)
Appropriated as legal capital reserve	115,820,123	11	115,820,123	12	102,399,995	12	102,399,995	13
Appropriated as special capital reserve	7,606,224	1	7,606,224	1	6,433,874	1	6,433,874	1
Unappropriated earnings	324,561,997	30	284,985,121	29	245,122,092	29	211,630,458	27

	447,988,344	42	408,411,468	42	353,955,961	42	320,464,327	41

Others (Note 24)	3,098,025	-	(2,780,485)	-	(9,947,419)	(1)	(7,606,219)	(1)

Equity attributable to shareholders of the parent	766,131,268	72	720,550,680	75	658,807,640	79	627,491,996	80

NONCONTROLLING INTERESTS (Note 24)	2,517,817	-	2,543,226	-	2,636,851	-	2,436,649	-

Total equity	768,649,085	72	723,093,906	75	661,444,491	79	629,928,645	80

TOTAL	$1,061,629,726	100	$961,354,508	100	$837,495,295	100	$779,550,815	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2013		2012
	Amount	%	Amount	%

NET REVENUE (Notes 5, 26, 36 and 41)	$132,754,996	100	$105,614,831	100

COST OF REVENUE (Notes 12, 33 and 36)	71,988,726	54	55,210,347	52

GROSS PROFIT BEFORE ASSOCIATES ELIMINATION	60,766,270	46	50,404,484	48

REALIZED GROSS PROFIT FROM ASSOCIATES	3,540	-	74,029	-

GROSS PROFIT	60,769,810	46	50,478,513	48

OPERATING EXPENSES (Notes 5, 33 and 36)
Research and development	10,650,985	8	9,157,852	9
General and administrative	4,695,520	3	4,657,004	4
Marketing	1,029,799	1	1,100,435	1

Total operating expenses	16,376,304	12	14,915,291	14

OTHER INCOME AND EXPENSES, NET (Notes 27 and 33)	34,503	-	(445,909)	-

INCOME FROM OPERATIONS (Note 41)	44,428,009	34	35,117,313	34

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Note 14)	654,153	-	22,204	-
Other income (Note 28)	346,321	-	501,236	-
Foreign exchange gain (loss), net	(192,914)	-	429,743	-
Finance costs (Notes 10 and 29)	(493,998)	-	(217,691)	-
Other gains and losses (Note 30)	1,006,343	1	(179,751)	-

Total non-operating income and expenses	1,319,905	1	555,741	-

INCOME BEFORE INCOME TAX	45,747,914	35	35,673,054	34

INCOME TAX EXPENSE (Note 31)	6,212,371	5	2,290,118	2

NET INCOME	39,535,543	30	33,382,936	32

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2013		2012
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 10, 14, 24 and 31)
Exchange differences arising on translation of foreign operations	$2,903,753	2	$(2,624,773)	(2)
Unrealized gain on available-for-sale financial assets	2,825,692	2	280,172	-
Cash flow hedges	-	-	97	-
Share of other comprehensive income of associates and joint venture	135,123	-	42,708	-
Income tax benefit (expense) related to components of other comprehensive income	43,239	-	(152)	-

Other comprehensive income (loss) for the period, net of income tax	5,907,807	4	(2,301,948)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$45,443,350	34	$31,080,988	30

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$39,576,876	30	$33,491,634	32
Noncontrolling interests	(41,333)	-	(108,698)	-

	$39,535,543	30	$33,382,936	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$45,455,386	34	$31,150,434	30
Noncontrolling interests	(12,036)	-	(69,446)	-

	$45,443,350	34	$31,080,988	30

	2013		2012
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 32)
Basic earnings per share	$ 1.53		$ 1.29
Diluted earnings per share	$ 1.53		$ 1.29

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
								Foreign	Gain (loss)
	Capital Stock - Common Stock			Retained Earnings				Currency	from Available-
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	for-sale	Cash Flow			Noncontrolling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Financial Assets	Hedges Reserve	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$-	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906

Net income for the three months ended March 31, 2013	-	-	-	-	-	39,576,876	39,576,876	-	-	-	-	39,576,876	(41,333)	39,535,543

Other comprehensive income for the three months ended March 31, 2013, net of income tax	-	-	-	-	-	-	-	3,006,684	2,871,826	-	5,878,510	5,878,510	29,297	5,907,807

Total comprehensive income for the three months ended March 31, 2013	-	-	-	-	-	39,576,876	39,576,876	3,006,684	2,871,826	-	5,878,510	45,455,386	(12,036)	45,443,350

Issuance of stock from exercising employee stock options	3,797	37,970	69,384	-	-	-	-	-	-	-	-	107,354	-	107,354

Stock option compensation cost from subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,701	2,701

Adjustments to share of changes in equity of associates and joint venture	-	-	14,238	-	-	-	-	-	-	-	-	14,238	-	14,238

Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	3,610	-	-	-	-	-	-	-	-	3,610	(3,610)	-

Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(12,464)	(12,464)

BALANCE, MARCH 31, 2013	25,928,232	$259,282,327	$55,762,572	$115,820,123	$7,606,224	$324,561,997	$447,988,344	$(7,747,122)	$10,845,147	$-	$3,098,025	$766,131,268	$2,517,817	$768,649,085

BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,471,662	$102,399,995	$6,433,874	$211,630,458	$320,464,327	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)	$627,491,996	$2,436,649	$629,928,645

Net income for the three months ended March 31, 2012	-	-	-	-	-	33,491,634	33,491,634	-	-	-	-	33,491,634	(108,698)	33,382,936

Other comprehensive income for the three months ended March 31, 2012, net of income tax	-	-	-	-	-	-	-	(2,630,808)	289,569	39	(2,341,200)	(2,341,200)	39,252	(2,301,948)

Total comprehensive income for the three months ended March 31, 2012	-	-	-	-	-	33,491,634	33,491,634	(2,630,808)	289,569	39	(2,341,200)	31,150,434	(69,446)	31,080,988

Issuance of stock from exercising employee stock options	4,382	43,820	92,384	-	-	-	-	-	-	-	-	136,204	-	136,204

Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	29,006	-	-	-	-	-	-	-	-	29,006	(29,006)	-

Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	298,654	298,654

BALANCE, MARCH 31, 2012	25,920,604	$259,206,046	$55,593,052	$102,399,995	$6,433,874	$245,122,092	$353,955,961	$(9,064,172)	$(883,193)	$(54)	$(9,947,419)	$658,807,640	$2,636,851	$661,444,491

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$45,747,914	$35,673,054
Adjustments for:
Depreciation expense	35,964,677	27,477,221
Amortization expense	531,513	528,186
Stock option compensation cost from subsidiary	2,701	-
Finance costs	493,998	217,691
Share of profits of associates and joint venture	(654,153)	(22,204)
Interest income	(346,321)	(501,236)
Loss (gain) on disposal of property, plant and equipment and intangible assets, net	(28,710)	1,495
Impairment loss on property, plant and equipment	-	442,312
Impairment loss of financial assets	-	4,390
Gain on disposal of available-for-sale financial assets, net	(818,315)	(82,376)
Loss (gain) on disposal of financial assets carried at cost, net	(2,105)	8,785
Loss on disposal of investments in associates	484	-
Realized gross profit from associates	(3,540)	(74,029)
Loss (gain) on foreign exchange, net	704,013	(1,688,863)
Settlement income from receiving equity securities	(8,565)	-
Loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	759,175	-
Changes in operating assets and liabilities:
Derivative financial instruments	9,946	60,998
Hedging derivative financial instruments	(649,991)	-
Receivables from related parties	(80,495)	(461,550)
Notes and accounts receivable	(7,695,015)	(6,965,311)
Other receivables from related parties	9,252	(33,996)
Inventories	(2,967)	(2,918,568)
Other current assets	(541,426)	(987,853)
Other financial assets	66,064	57,572
Accounts payable	(2,065,468)	2,731,635
Payables to related parties	69,794	(422,204)
Salary and bonus payable	(2,459,987)	(1,921,905)
Accrued profit sharing to employees and bonus to directors and supervisors	2,678,344	2,246,386
Accrued expenses and other current liabilities	1,637,627	2,439,334
Provisions	306,904	363,996
Accrued pension cost	(16,599)	(22,972)

Cash generated from operations	73,608,749	56,149,988
Income taxes paid	(39,077)	(48,354)

Net cash generated by operating activities	73,569,672	56,101,634

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2013	2012

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(4,022)	$(1,477)
Financial assets carried at cost	(16,511)	-
Property, plant and equipment	(80,418,491)	(48,570,613)
Intangible assets	(951,989)	(403,491)
Other assets	(11,896)	(6,987)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	915,865	89,733
Held-to-maturity financial assets	3,091,725	594,140
Financial assets carried at cost	9,564	45,053
Property, plant and equipment	12,531	13,155
Interest received	315,163	491,549
Refundable deposits paid	(5,693)	(35,623)
Refundable deposits refunded	30,841	26,979

Net cash used in investing activities	(77,032,913)	(47,757,582)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	45,000,000	17,000,000
Repayment of bonds	-	(4,500,000)
Increase in short-term loans	230,321	9,452,100
Repayment of long-term bank loans	(31,250)	-
Repayment of other long-term payables	-	(1,434,277)
Interest paid	(331,695)	(235,441)
Guarantee deposits received	3,436	7,544
Guarantee deposits refunded	(26,382)	(45,933)
Decrease in obligations under finance leases	-	(81,995)
Proceeds from exercise of employee stock options	107,354	136,204
Increase (decrease) in noncontrolling interests	(12,464)	298,654

Net cash generated by financing activities	44,939,320	20,596,856

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,142,131	(1,593,246)

NET INCREASE IN CASH AND CASH EQUIVALENTS	42,618,210	27,347,662

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,410,588	143,472,277

CASH AND CASH EQUIVALENTS, END OF PERIOD	$186,028,798	$170,819,939

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 41.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements were reported to the Board of Directors and issued on May 14, 2013.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”.)

The new, revised or amended IFRSs, IASs, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the International Accounting Standards Board (IASB), are stated as follows; however, the initial adoption to the following new, revised or amended standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Endorsed by the FSC but the effective dates have not yet been determined by the FSC
Amendments to IFRSs	Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
IFRS 9 (2009)	Financial Instruments	January 1, 2015
Amendment to IAS 39	Embedded Derivatives	Effective in fiscal year beginning on or after June 30, 2009
Not yet endorsed by the FSC
Amendments to IFRSs	Improvements to IFRSs 2010 - Amendment to IAS 39	July 1, 2010 or January 1, 2011
Amendments to IFRSs	Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Amendments to IFRS 1	Government Loans	January 1, 2013
Amendments to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 7	Disclosures-offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date and Transition Disclosure	January 1, 2015
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 9	Financial Instruments	January 1, 2015
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IFRS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19	Employee Benefits	January 1, 2013
Amendment to IAS 27	Separate Financial Statements	January 1, 2013
Amendment to IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendment to IFRIC 20	Stripping Costs in the Production Phase of A Surface Mine	January 1, 2013

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned new, revised or amended standards or interpretations will not have a significant effect on the Company’s the financial statements in the period of initial application.

a.	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. All other financial assets must be measured at the fair value through profit or loss as of the balance sheet date.

b.	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements

c.	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements.

d.	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 introduce a new disclosure terminology for other comprehensive income, which require additional disclosures in other comprehensive income. The items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The Company expects the aforementioned amendments will change the Company’s presentation on the statement of comprehensive income.

e.	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets, to disclose the components of the defined benefit costs, to eliminate the corridor approach and to accelerate the recognition of past service cost. According to the amendments, all actuarial gains and losses will be recognized immediately through other comprehensive income; the past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

Since the FSC has not yet published the effective dates of the aforementioned new, revised or amended standards or interpretations issued by the IASB, the Company cannot evaluate the impact on its financial position, financial performance and cash flows as a result of the initial adoption.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are the first Taiwan-IFRSs interim consolidated financial statements for part of the period covered by the first Taiwan-IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013. The Company’s date of transition to Taiwan-IFRSs is January 1, 2012, and the effect of the transition to Taiwan-IFRSs is disclosed in Note 42.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, related laws and regulations, and IFRS 1, “First-time adoption of International Financial Reporting Standards,” (IFRS 1) and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present full disclosures required for a complete set of Taiwan-IFRS annual consolidated financial statements.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The opening balance sheet at the date of transition is prepared with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 42.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	100%
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	100%
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	100%
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	100%
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	100%
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	100%
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	100%
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	50%	50%	53%	53%
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	98%
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	99.5%
	Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	40%	40%	40%	40%
	TSMC SSL	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	95%	95%	95%	100%
	TSMC Solar	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	100%
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	-

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	100%
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	100%
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	100%
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	97%
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	97%

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	100%

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	58%	58%	58%	57%
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	100%

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	100%

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	100%	100%	100%
						(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	100%
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	100%
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	49%	49%	46%	46%

TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	100%

(Concluded)

Although the Company owns the common shares of Xintec less than 50% of Xintec’s common shares, the Company has a controlling interest over financial and operating decisions over Xintec. As a result, Xintec is consolidated.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statement, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 35.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivatives that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Listed stocks and money market funds held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity investments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those receivables with insignificant discounted effect.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivatives that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designed as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts, interest rate swaps and forward stock contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint ventures.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control). Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a jointly controlled entity is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and jointly controlled entity. The Company also recognized the changes in the share of equity of associates and jointly controlled entity.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or an jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and cannot be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases

When the Company subscribes for additional associate or jointly controlled entity’s new shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate or jointly controlled entity. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription of associate or joint controlled entity’s new shares, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or jointly controlled entity shall be reclassified to profit or loss on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint controlled entity, profits and losses resulting from the transactions with the associate or jointly controlled entity are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate or jointly controlled entity that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which revenue from the sale of goods occur for some customers. Since the receivables from revenue from the sale of goods are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Rendering of services, royalties, dividend and interest income

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Actuarial gains and losses are recognized in other comprehensive income in the period which they incur. The cost of providing benefit at the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before the date of transition to Taiwan-IFRSs. Please refer to the description in Note 42 b.

Employee stock option plan that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to total annual earnings.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and increased to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the Company recognized provisions for estimated sales returns and other allowances of NT$6,350,698 thousand, NT$6,038,003 thousand, NT$5,428,410 thousand and NT$5,068,263 thousand, respectively.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

For the three months ended March 31, 2013 and 2012, the Company recognized the impairment loss at an amount of nil and NT$442,312 thousand, respectively.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

For the three month ended March 31, 2013 and 2012, the Company did not recognize any impairment loss on goodwill.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

For the three month then ended March 31, 2013 and 2012, the Company did not recognize any impairment loss.

Realizable of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the deferred tax assets were NT$11,610,593 thousand, NT$13,128,219 thousand, NT$14,210,531 thousand and NT$13,604,218 thousand, respectively.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the balance of inventories were NT$37,833,465 thousand, NT$37,830,498 thousand, NT$27,759,150 thousand and NT$24,840,582 thousand, respectively.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Cash and deposits in banks	$182,657,223	$140,072,294	$168,044,810	$139,637,363
Repurchase agreements collateralized by corporate bonds	2,361,274	2,691,042	1,938,014	-
Repurchase agreements collateralized by government bonds	510,476	297,911	837,115	3,834,914
Repurchase agreements collateralized by short-term commercial paper	499,825	349,341	-	-

	$186,028,798	$143,410,588	$170,819,939	$143,472,277

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Derivative financial assets

Forward exchange contracts	$9,593	$38,607	$1,376	$15,360
Cross currency swap contracts	8,613	947	282	-

	$18,206	$39,554	$1,658	$15,360

Derivative financial liabilities

Forward exchange contracts	$3,808	$12,174	$60,207	$13,623
Cross currency swap contracts	415	3,451	831	119

	$4,223	$15,625	$61,038	$13,742

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2013

Sell NT$/Buy US$	April 2013	NT$810,124/US$27,200
Sell NT$/Buy JPY	April 2013	NT$14,261/JPY45,000
Sell US$/Buy JPY	April 2013	US$73,191/JPY6,893,306
Sell US$/Buy NT$	April 2013 to June 2013	US$14,340/NT$424,772
Sell US$/Buy RMB	April 2013 to May 2013	US$64,000/RMB399,375

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2012

Sell NT$/Buy EUR	January 2013	NT$9,417,062/EUR246,000
Sell NT$/Buy US$	January 2013	NT$590,403/US$20,400
Sell NT$/Buy JPY	January 2013	NT$44,110/JPY130,000
Sell US$/Buy NT$	January 2013 to March 2013	US$13,700/NT$398,239
Sell US$/Buy RMB	January 2013	US$20,000/RMB124,735

March 31, 2012

Sell NT$/Buy JPY	April 2012	NT$869,791/JPY2,362,000
Sell NT$/Buy US$	April 2012 to May 2012	NT$187,420/US$6,350
Sell RMB/Buy US$	April 2012	RMB1,230,782/US$195,000
Sell US$/Buy EUR	April 2012	US$1,565/EUR1,200
Sell US$/Buy JPY	April 2012	US$42,327/JPY3,403,622
Sell US$/Buy NT$	April 2012 to May 2012	US$10,800/NT$318,434

January 1, 2012

Sell EUR/Buy NT$	January 2012	EUR38,600/NT$1,528,206
Sell NT$/Buy US$	January 2012 to February 2012	NT$163,491/US$5,400
Sell RMB/Buy US$	January 2012	RMB1,118,705/US$177,000
Sell US$/Buy EUR	January 2012	US$2,082/EUR1,591
Sell US$/Buy JPY	January 2012	US$3,335/JPY259,830
Sell US$/Buy NT$	January 2012 to February 2012	US$16,900/NT$510,122

(Concluded)

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2013

April 2013	NT$1,448,327/US$48,580	-	0.20%-0.57%
April 2013	US$252,000/NT$7,525,120	0.50%-0.60%	-

December 31, 2012

January 2013	NT$1,083,139/US$37,280	-	0.06%
January 2013	US$275,000/NT$7,986,190	0.14%-0.17%	-

March 31, 2012

April 2012	NT$604,165/US$20,450	-	0.07%-0.20%

January 1, 2012

January 2012	NT$420,431/US$13,880	-	0.48%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Publicly traded stocks	$43,248,325	$41,160,437	$3,573,873	$3,306,248
Money market funds	2,246	1,443	3,928	2,522

	$43,250,571	$41,161,880	$3,577,801	$3,308,770

Current portion	$1,162,904	$2,410,635	$3,577,801	$3,308,770
Noncurrent portion	42,087,667	38,751,245	-	-

	$43,250,571	$41,161,880	$3,577,801	$3,308,770

In October 2012, the Company invested in ASML Holding N.V. (ASML) for EUR837,816 thousand to acquire 5% of equity with a lock-up period of 2.5 years starting from the acquisition date. (Note 39f)

In the second quarter of 2012, the Company recognized an impairment loss on some of the overseas publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Corporate bonds	$2,044,822	$5,056,973	$7,841,495	$8,614,527
Government bonds	-	-	442,935	454,320

	$2,044,822	$5,056,973	$8,284,430	$9,068,847

Current portion	$2,044,822	$5,056,973	$6,253,618	$3,825,680
Noncurrent portion	-	-	2,030,812	5,243,167

	$2,044,822	$5,056,973	$8,284,430	$9,068,847

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Financial assets - noncurrent

Fair value hedges
Stock forward contracts	$659,351	$-	$-	$-

Financial liabilities - current

Cash flow hedges
Interest rate swap contracts	$-	$-	$135	$232

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price in a specific future period in order to hedge the fair value risk caused by floating equity prices.

The outstanding stock forward contracts consisted of the following:

Contract Shares (In Thousands)	Maturity Date	Contract Price

March 31, 2013

5,500	May 2015 to June 2015	Determined by the specific percentage of spot price on the trade date

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates.

The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

March 31, 2012

NT$68,000	August 31, 2012	1.38%	0.86%

January 1, 2012

NT$80,000	August 31, 2012	1.38%	0.63%-0.86%

For the three months ended March 31, 2012, the adjustment to shareholders’ equity and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to a net loss of NT$1 thousand and NT$98 thousand, respectively, which were included under finance costs in the consolidated statement of comprehensive income.

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Notes and accounts receivable	$65,962,277	$58,257,798	$53,286,548	$46,321,240
Allowance for doubtful receivables	(489,748)	(480,212)	(490,882)	(490,952)

Notes and accounts receivable, net	$65,472,529	$57,777,586	$52,795,666	$45,830,288

The Company’s sales agreements typically provide that the payment is due 30 days from the invoice date for a majority of the costumers and 30 to 45 days after the end of the month in which sales occur for some customers. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized an allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Neither past due nor impaired	$56,678,899	$47,528,952	$46,174,104	$39,362,390
Past due but not impaired
Past due within 30 days	8,793,630	10,248,634	6,621,562	6,467,898

	$65,472,529	$57,777,586	$52,795,666	$45,830,288

Movements of the allowance for doubtful receivables

	Three Months Ended March 31
	2013	2012

Balance, beginning of the period	$480,212	$490,952
Provision (reversal)	9,464	(3)
Effect of exchange rate changes	72	(67)

Balance, end of the period	$489,748	$490,882

Aging analysis of accounts receivable that is individually determined to be impaired

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Not past due	$97,405	$160,354	$87,996	$81,017
Past due 1-30 days	1,867	2,863	22,178	24,351
Past due 31-60 days	521	-	-	4,684
Past due 61-120 days	783	-	-	-
Past due over 120 days	3,157	3,157	3,157	9,769

	$103,733	$166,374	$113,331	$119,821

The Company held bank guarantees as collateral for certain impaired accounts receivables. As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the amount of the bank guarantee were nil, US$1,000 thousand, US$5,462 thousand and US$2,962 thousand, respectively.

12.	INVENTORIES

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Finished goods	$6,953,902	$6,244,824	$4,381,500	$3,347,849
Work in process	25,517,540	25,713,217	19,414,011	17,940,960
Raw materials	3,320,050	3,864,105	2,270,363	1,808,615
Supplies and spare parts	2,041,973	2,008,352	1,693,276	1,743,158

	$37,833,465	$37,830,498	$27,759,150	$24,840,582

The reserve for inventory write-downs in the amount of NT$94,941 thousand was reversed in the cost of revenue for the three months ended March 31, 2013 when the related inventory items were scrapped or sold. Write-down of inventories to net realizable value in the amount of NT$642,307 thousand was included in the cost of revenue for the three months ended March 31, 2012.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Non-publicly traded stocks	$3,408,947	$3,314,713	$3,873,289	$4,004,314
Mutual funds	294,646	290,364	306,896	310,691

	$3,703,593	$3,605,077	$4,180,185	$4,315,005

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

For the three months ended March 31, 2013 and 2012, the Company recognized impairment on financial assets carried at cost of nil and NT$4,390 thousand, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Investments in associates	$21,075,728	$20,325,277	$20,732,191	$22,033,567
Investments in jointly controlled entities	3,176,342	3,035,641	2,847,918	2,853,364

	$24,252,070	$23,360,918	$23,580,109	$24,886,931

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount				% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$9,783,163	$9,406,597	$8,942,407	$8,985,340	40%	40%	41%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,292,694	6,710,956	5,388,363	6,289,429	39%	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	2,752,394	2,992,899	5,217,559	5,609,002	20%	20%	20%	20%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,247,477	1,214,825	1,183,862	1,149,796	35%	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro-semiconductor device	Delaware, U.S.A.	-	-	-	-	25%	25%	25%	25%

			$21,075,728	$20,325,277	$20,732,191	$22,033,567

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years from the acquisition date is prohibited unless permitted by other related regulations.

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market.

Financial information of the Company’s associates was summarized as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Total assets	$77,433,868	$76,889,298	$79,605,819	$79,721,042
Total liabilities	(20,149,405)	(21,683,504)	(25,059,421)	(20,948,855)

Net assets	$57,284,463	$55,205,794	$54,546,398	$58,772,187

The Company’s share of net assets of associates	$21,075,728	$20,325,277	$20,732,191	$22,033,567

	Three Months Ended March 31
	2013	2012

Net revenue	$11,913,062	$12,006,044

Net income	$1,215,637	$66,170

The Company’s share of profits of associates	$531,617	$18,107

The Company’s share of other comprehensive income of associates	$204,595	$(19,650)

The market prices of the investment accounted for using the equity method in publicly traded stocks calculated by the closing price at the balance sheet date are summarized as follows:

Name of Associate	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

VIS	$17,527,435	$12,658,703	$8,009,850	$6,627,758

Motech	$2,751,239	$2,383,824	$4,304,005	$4,645,176

GUC	$4,290,614	$4,692,130	$5,182,352	$4,645,442

b.	Investments in jointly controlled entities

		Place of	Carrying Amount				% of Ownership and Voting Rights Held by the Company
Name of Jointly Controlled Entity	Principal Activities	Incorporation and Operation	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,176,342	$3,035,641	$2,847,918	$2,853,364	49%	49%	49%	49%

Financial information of the Company’s jointly controlled entities was summarized as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Current assets	$2,061,568	$1,887,122	$1,553,724	$1,616,916

Noncurrent assets	$1,789,600	$1,780,903	$1,724,092	$1,732,247

Current liabilities	$674,310	$631,803	$429,158	$495,066

Noncurrent liabilities	$516	$581	$740	$733

	Three Months Ended March 31

	2013	2012

Net revenue	$467,857	$223,539

Cost of revenue	$287,232	$207,540

Operating expenses	$32,262	$28,517

Non-operating income, net	$4,536	$6,520

Income tax benefit (expense)	$(30,363)	$10,095

The Company’s share of profits of joint venture	$122,536	$4,097

The Company’s share of other comprehensive income (loss) of joint venture	$(69,472)	$62,358

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Land and land improvements	$4,376,040	$1,159,755	$1,182,482	$1,185,573
Buildings	84,537,303	85,610,120	83,550,444	71,915,740
Machinery and equipment	382,285,319	404,382,298	359,751,997	294,814,381
Office equipment	7,504,552	6,907,376	6,091,699	5,148,538
Assets under finance leases	437,893	438,663	471,589	493,945
Advance payments and construction in progress	187,306,277	119,063,976	58,905,293	116,863,976

	$666,447,384	$617,562,188	$509,953,504	$490,422,153

	Three Months Ended March 31, 2013
	Balance, Beginning of Period	Additions	Disposals	Impairment	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$1,527,124	$3,212,000	$-	$-	$-	$21,609	$4,760,733
Buildings	197,411,851	1,653,205	-	-	-	492,285	199,557,341
Machinery and equipment	1,279,893,177	10,143,673	(1,054,277)	-	-	1,632,861	1,290,615,434
Office equipment	20,067,943	1,157,523	(287,361)	-	-	35,168	20,973,273
Assets under finance leases	766,732	-	-	-	-	16,498	783,230

	1,499,666,827	$16,166,401	$(1,341,638)	$-	$-	$2,198,421	1,516,690,011

Accumulated depreciation and impairment
Land improvements	367,369	$6,715	$-	$-	$-	$10,609	384,693
Buildings	111,801,731	2,930,306	-	-	-	288,001	115,020,038
Machinery and equipment	875,510,879	32,449,040	(1,052,478)	-	-	1,422,674	908,330,115
Office equipment	13,160,567	568,497	(287,126)	-	-	26,783	13,468,721
Assets under finance leases	328,069	10,119	-	-	-	7,149	345,337

	1,001,168,615	$35,964,677	$(1,339,604)	$-	$-	$1,755,216	1,037,548,904

Advance payments and construction in progress	119,063,976	$68,238,002	$-	$-	$-	$4,299	187,306,277

	$617,562,188						$666,447,384

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Impairment	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$1,541,128	$14,470	$-	$-	$-	$(19,737)	$1,535,861
Buildings	172,997,391	14,567,591	(40,262)	-	-	(520,257)	187,004,463
Machinery and equipment	1,057,926,529	90,006,940	(389,964)	-	-	(1,622,050)	1,145,921,455
Office equipment	17,041,306	1,361,503	(290,826)	-	-	(57,232)	18,054,751
Assets under finance leases	791,480	-	-	-	-	(19,746)	771,734

	1,250,297,834	$105,950,504	$(721,052)	$-	$-	$(2,239,022)	1,353,288,264

Accumulated depreciation and impairment
Land improvements	355,555	$6,775	$-	$-	$-	$(8,951)	353,379
Buildings	101,081,651	2,667,687	(31,156)	-	-	(264,163)	103,454,019
Machinery and equipment	763,112,148	24,384,987	(386,028)	442,312	-	(1,383,961)	786,169,458
Office equipment	11,892,768	407,695	(290,379)	-	-	(47,032)	11,963,052
Assets under finance leases	297,535	10,077	-	-	-	(7,467)	300,145

	876,739,657	$27,477,221	$(707,563)	$442,312	$-	$(1,711,574)	902,240,053

Advance payments and construction in progress	116,863,976	$(57,851,476)	$-	$-	$(248)	$(106,959)	58,905,293

	$490,422,153						$509,953,504

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In March 2012, the Company recognized impairment losses of NT$442,312 thousand related to property, plant and equipment of the foundry reportable segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable.

The Company entered into agreements to lease buildings that qualify as finance leases. The term of the leases is from December 2003 to November 2018.

Future minimum lease gross payments were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Minimum lease payments

Not later than 1 year	$27,622	$27,042	$27,216	$-
Later than 1 year and not later than 5 years	110,488	108,168	108,864	223,296
Later than five years	745,222	729,566	761,477	780,962

	883,332	864,776	897,557	1,004,258
Less: Future finance expenses	105,979	108,471	125,143	133,265

Present value of minimum lease payments	$777,353	$756,305	$772,414	$870,993

Present value of minimum lease payments

Not later than 1 year	$26,948	$26,382	$26,552	$-
Later than 1 year and not later than 5 years	107,803	100,821	104,685	213,411
Later than five years	642,602	629,102	641,177	657,582

	$777,353	$756,305	$772,414	$870,993

Current portion	$8,418	$8,190	$29,483	$-
Noncurrent portion	768,935	748,115	742,931	870,993

	$777,353	$756,305	$772,414	$870,993

There was no capitalization of interest for the three months ended March 31, 2013. During the three months ended March 31, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. As such, capitalized interest was NT$3,174 thousand with capitalized rates ranged from 1.08% to 1.20% for the three months ended March 31, 2012.

16.	INTANGIBLE ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Goodwill	$5,636,917	$5,523,707	$5,590,597	$5,693,999
Technology license fees	1,364,712	1,461,893	1,905,728	1,682,892
Software and system design costs	3,419,133	2,968,942	2,234,739	2,366,483
Patent and others	1,057,675	1,005,027	1,238,072	1,118,189

	$11,478,437	$10,959,569	$10,969,136	$10,861,563

	Three Months Ended March 31, 2013
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Goodwill	$5,523,707	$-	$-	$-	$113,210	$5,636,917
Technology license fees	4,590,548	-	-	(29,565)	442	4,561,425
Software and system design costs	15,095,421	763,917	(700)	-	2,400	15,861,038
Patent and others	3,094,664	200,815	-	-	2,442	3,297,921

	28,304,340	$964,732	$(700)	$(29,565)	$118,494	29,357,301

Accumulated amortization and impairment
Technology license fees	3,128,655	$67,617	$-	$-	$441	3,196,713
Software and system design costs	12,126,479	313,690	(428)	-	2,164	12,441,905
Patent and others	2,089,637	150,206	-	-	403	2,240,246

	17,344,771	$531,513	$(428)	$-	$3,008	17,878,864

	$10,959,569					$11,478,437

	Three Months Ended March 31, 2012
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Goodwill	$5,693,999	$-	$-	$-	$(103,402)	$5,590,597
Technology license fees	4,370,173	147,825	-	191,580	(1,179)	4,708,399
Software and system design costs	13,438,579	144,206	(26,939)	248	(3,635)	13,552,459
Patent and others	2,670,031	259,285	-	-	(2,932)	2,926,384

	26,172,782	$551,316	$(26,939)	$191,828	$(111,148)	26,777,839

Accumulated amortization and impairment
Technology license fees	2,687,281	$115,452	$-	$-	$(62)	2,802,671
Software and system design costs	11,072,096	275,841	(26,939)	-	(3,278)	11,317,720
Patent and others	1,551,842	136,893	-	-	(423)	1,688,312

	15,311,219	$528,186	$(26,939)	$-	$(3,763)	15,808,703

	$10,861,563					$10,969,136

The recoverable amount of the Company’s goodwill has been tested for impairment at the end of the annual reporting period and was determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering future five-year period, and the Company used annual discount rate of 9.00% and 9.68% in its test of impairment as of December 31, 2012 and 2011, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the three months ended March 31, 2013 and 2012, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Prepaid expenses	$1,855,312	$1,080,236	$1,245,325	$1,436,416
Tax receivable	1,397,893	1,565,104	1,689,691	708,891
Long-term receivable	764,200	767,800	785,200	785,400
Others	575,835	608,412	595,434	550,053

	$4,593,240	$4,021,552	$4,315,650	$3,480,760

Current portion	$3,339,372	$2,786,408	$3,087,516	$2,174,014
Noncurrent portion	1,253,868	1,235,144	1,228,134	1,306,746

	$4,593,240	$4,021,552	$4,315,650	$3,480,760

18.	SHORT-TERM LOANS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Unsecured loans
Amount	$35,842,800	$34,714,929	$34,687,716	$25,926,528

US$ (in thousands)	$1,200,000	$1,195,500	$1,174,700	$856,000
Annual interest rate	0.41%-0.49%	0.39%-0.58%	0.41%-0.74%	0.45%-1.00%
Maturity date	Due in April 2013	Due in January 2013	Due in April 2012	Due by February 2012

19.	PROVISIONS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Sales returns and allowances	$6,350,698	$6,038,003	$5,428,410	$5,068,263
Warranties	5,199	4,891	3,083	2,889

	$6,355,897	$6,042,894	$5,431,493	$5,071,152

Current portion	$6,350,698	$6,038,003	$5,428,410	$5,068,263
Noncurrent portion	5,199	4,891	3,083	2,889

	$6,355,897	$6,042,894	$5,431,493	$5,071,152

	Sales Returns and Allowances	Warranties	Total

Three months ended March 31, 2013

Balance, beginning of period	$6,038,003	$4,891	$6,042,894
Provision	1,746,905	323	1,747,228
Payment	(1,440,324)	-	(1,440,324)
Effect of exchange rate changes	6,114	(15)	6,099

Balance, end of period	$6,350,698	$5,199	$6,355,897

Three months ended March 31, 2012

Balance, beginning of period	$5,068,263	$2,889	$5,071,152
Provision	1,369,394	193	1,369,587
Payment	(1,005,591)	-	(1,005,591)
Effect of exchange rate changes	(3,656)	1	(3,655)

Balance, end of period	$5,428,410	$3,083	$5,431,493

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$10,500,000	$10,500,000	$10,500,000
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	7,500,000	7,500,000	7,500,000
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	10,000,000	10,000,000	-
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	7,000,000	7,000,000	-
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	9,900,000	9,900,000	-	-

(Continued)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	$9,000,000	$9,000,000	$-	$-
Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	12,700,000	12,700,000	-	-
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	9,000,000	9,000,000	-	-
Issued in October 2012 and repayable in October 2022, 1.53% interest payable annually	4,400,000	4,400,000	-	-
Issued in January 2013 and repayable in January 2018, 1.23% interest payable annually	10,600,000	-	-	-
Issued in January 2013 and repayable in January 2020, 1.35% interest payable annually	10,000,000	-	-	-
Issued in January 2013 and repayable in January 2023, 1.49% interest payable annually	3,000,000	-	-	-
Issued in February 2013 and repayable in February 2018, 1.23% interest payable annually	6,200,000	-	-	-
Issued in February 2013 and repayable in February 2020, 1.38% interest payable annually	11,600,000	-	-	-
Issued in February 2013 and repayable in February 2023, 1.50% interest payable annually	3,600,000	-	-	-
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	-	-	-	4,500,000

	$125,000,000	$80,000,000	$35,000,000	$22,500,000

Current portion	$-	$-	$-	$4,500,000
Noncurrent portion	125,000,000	80,000,000	35,000,000	18,000,000

	$125,000,000	$80,000,000	$35,000,000	$22,500,000

(Concluded)

The Company issued overseas unsecured corporate bonds in a total amount of US$1,500,000 thousand in April 2013.

On May 14, 2013, TSMC’s Board of Director approved the issuance of unsecured straight corporate bonds in the domestic market for an amount not to exceed NT$45,000,000 thousand.

21.	LONG-TERM BANK LOANS

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016 but repaid earlier of NT$100,000 thousand in September 2012, annual interest at 1.21% in 2013 and 1.08%-1.21% in 2012	$550,000	$550,000	$650,000	$650,000
Repayable in full in one lump sum payment in March 2015 but repaid earlier of NT$50,000 thousand in August 2012, annual interest at 1.18%-1.37% in 2013 and 1.16%-1.18% in 2012	450,000	450,000	500,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.24% in 2013 and 1.21%-1.24% in 2012	243,750	262,500	300,000	300,000
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.24% in 2013 and 1.21%-1.24% in 2012	162,500	175,000	200,000	200,000
Repayable from October 2013 in 16 quarterly installments, annual interest at 1.24%-1.25% in 2013 and 1.23%-1.24% in 2012	50,000	50,000	-	-

	$1,456,250	$1,487,500	$1,650,000	$1,650,000

Current portion	$131,250	$128,125	$93,750	$62,500
Noncurrent portion	1,325,000	1,359,375	1,556,250	1,587,500

	$1,456,250	$1,487,500	$1,650,000	$1,650,000

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

22.	OTHER LONG-TERM PAYABLES

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Payables for acquisition of property, plant and equipment	$843,160	$825,447	$1,762,363	$3,399,855
Payables for software and system design costs	113,000	113,000	-	-
Payables for technology transfer	-	29,038	147,645	-

	$956,160	$967,485	$1,910,008	$3,399,855

Current portion (classified under accrued expenses and other current liabilities)	$902,160	$913,485	$1,850,950	$3,399,855
Noncurrent portion	54,000	54,000	59,058	-

	$956,160	$967,485	$1,910,008	$3,399,855

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives.

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized expenses of NT$384,458 thousand and NT$330,541 thousand in the consolidated statements of comprehensive income for the three months ended March 31, 2013 and 2012, respectively.

b.	Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

The Company adopted projected unit credit method to measure the present value of the defined benefit obligation, current service costs and prior service costs.

The Company adopted the pension cost rate from the actuarial valuation as of December 31, 2012 and January 1, 2012 to determine and recognize pension expenses of NT$60,690 thousand and NT$54,659 thousand in the consolidated statements of comprehensive income for the three months ended March 31, 2013 and 2012, respectively.

The major assumptions of the actuarial valuation were as follow:

	December 31, 2012	January 1, 2012

Discount rate used in determining present values	1.50%-1.75%	1.75%
Future salary increase rate	2.00%-3.00%	2.50%-3.00%
Expected rate of return on plan assets	1.75%-2.00%	2.00%
The pension costs for the three months ended March 31, 2013 and 2012 were as follows:
	Three Months Ended March 31
	2013	2012

Cost of revenue	$38,699	$32,518
Research and development expenses	15,438	14,591
General and administrative expenses	5,421	6,408
Marketing expenses	1,132	1,142

	$60,690	$54,659

The amounts arising from the defined benefit obligation of the Company under the consolidated statements of financial position were as follows:
	December 31, 2012	January 1, 2012

Present value of funded defined benefit obligation	$10,133,361	$9,214,125
Fair value of plan assets	(3,352,567)	(3,120,665)

Present value of unfunded defined benefit obligation	6,780,794	6,093,460
Unrecognized prior service cost	140,440	147,564

Accrued pension cost	$6,921,234	$6,241,024

The percentage of the fair value of the plan assets by major categories at the end of reporting period was as follows:
	Fair Value of Plan Assets (%)
	December 31, 2012	January 1, 2012

Cash	25	24
Equity instruments	38	41
Debt instruments	37	35

	100	100

The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks.

The Company elects to disclose the historical information of experience adjustments from the adoption of Taiwan-IFRSs, which is as follows:

	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$10,133,361	$9,214,125
Fair value of plan assets	(3,352,567)	(3,120,665)

Present value of unfunded defined benefit obligation	$6,780,794	$6,093,460

Experience adjustments on plan liabilities	$396,616	$-

Experience adjustments on plan assets	$(30,000)	$-

The Company expects to make contributions of NT$227,783 thousand to the defined benefit plans in the next year starting from March 31, 2013.

24.	EQUITY

a.	Capital stock

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Authorized	$280,050,000	$280,050,000	$280,050,000	$280,050,000

Issued	$259,282,327	$259,244,357	$259,206,046	$259,162,226

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the authorized capital shares are 28,050,000 thousand shares, with par value of $10 per share entitled the right to vote and to receive dividends; issued and paid capital shares were 25,928,232 thousand shares, 25,924,435 thousand shares, 25,920,604 thousand shares and 25,916,222 thousand shares, respectively.

The authorized shares include 500,000 thousand shares reserved for the exercise of employee stock options.

As of March 31, 2013, 1,091,468 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,457,339 thousand (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Additional paid-in capital	$24,003,991	$23,934,607	$23,866,634	$23,774,250
From merger	22,804,510	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	44,343	40,733	29,006	-
From share of changes in equities of associates and joint venture	16,826	2,588	-	-
Donations	55	55	55	55

	$55,762,572	$55,675,340	$55,593,052	$55,471,662

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be appropriated as cash dividends or stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$2,660,482 thousand and NT$2,236,553 thousand for the three months ended March 31, 2013 and 2012, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss on available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2012 and 2011 had been approved in TSMC’s Board of Directors’ meeting held on February 5, 2013 and TSMC’s shareholders’ meetings held on June 12, 2012, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2012	Year 2011	Year 2012	Year 2011

Legal capital reserve	$ 16,615,880	$ 13,420,128
Special capital reserve	(4,820,483)	1,172,350
Cash dividends to shareholders	77,773,307	77,748,668	$3.00	$3.00

	$ 89,568,704	$ 92,341,146

The Board of Directors of TSMC also resolved on February 5, 2013 to appropriate profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively. There is no significant difference between the aforementioned resolved amounts and the amount charged against earnings of 2012.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2012 resolved by the Board of Directors of TSMC were based on the financial statements for the year ended December 31, 2012 prepared under R.O.C. GAAP and in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the FSC before amendment, which are to be resolved in the TSMC’s shareholders’ meeting held on June 11, 2013 (expected).

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, had been approved in the shareholders’ meeting held on June 12, 2012. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and same amount had been charged against earnings of 2011.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(10,753,806)	$ 7,973,321	$ -	$ (2,780,485)
Foreign currency translation reserve	2,871,521	-	-	2,871,521
Changes in unrealized gain from available-for-sale financial assets	-	3,644,263	-	3,644,263

(Continued)

	Three Months Ended March 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$-	$(815,636)	$-	$(815,636)
Share of other comprehensive income of associates and joint venture	134,653	(14)	-	134,639
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	510	(26)	-	484
Income tax effect	-	43,239	-	43,239

Balance, end of period	$(7,747,122)	$10,845,147	$-	$3,098,025

				(Concluded )
	Three Months Ended March 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(6,433,364)	$(1,172,762)	$(93)	$(7,606,219)
Foreign currency translation reserve	(2,658,504)	-	-	(2,658,504)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	-	-	39	39
Changes in unrealized gain from available-for-sale financial assets	-	354,686	-	354,686
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(79,977)	-	(79,977)
Share of other comprehensive income of associates and joint venture	27,696	15,012	-	42,708
Income tax effect	-	(152)	-	(152)

Balance, end of period	$(9,064,172)	$(883,193)	$(54)	$(9,947,419)

The exchange differences arising from the translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedge instrument. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Three Months Ended March 31
	2013	2012

Balance, beginning of period	$2,543,226	$2,436,649
Share of noncontrolling interests
Net loss	(41,333)	(108,698)
Changes in fair value of hedging instruments for cash flow hedges	-	(1)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	-	59
Adjustments arising from changes in percentage of ownership in subsidiaries	(3,610)	(29,006)
Changes in unrealized gain/(loss) from available-for-sale financial assets	(256)	7,862
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(2,679)	(2,399)
Stock option compensation cost from subsidiary	2,701	-
Foreign currency translation reserve	32,232	33,731
Increase (decrease) in noncontrolling interests	(12,464)	298,654

Balance, end of period	$2,517,817	$2,636,851

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012. The plans are described as follows.

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the Securities and Futures Bureau (SFB) on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2013.

Information about TSMC’s outstanding options for the three months ended March 31, 2013 and 2012 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2013

Balance, beginning of period	5,945	$34.6
Options exercised	(3,797)	28.3

Balance, end of period	2,148	45.7

Three months ended March 31, 2012

Balance, beginning of period	14,293	$32.1
Options exercised	(4,382)	31.1

Balance, end of period	9,911	32.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding options was as follows:

March 31, 2013		December 31, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$20.2-$28.3	0.2	$20.2-$28.3	0.4
$38.0-$50.1	1.8	$38.0-$50.1	2.0

March 31, 2012		January 1, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$20.9-$29.3	1.1	$20.9-$29.3	1.2
$38.0-$50.1	2.7	$38.0-$50.1	2.9

As of March 31, 2013, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2007 Plan and Xintec 2006 Plan are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the three months ended March 31, 2013 and 2012 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2013

Balance, beginning of period	515	$13.8
Options exercised	(58)	14.7

Balance, end of period	457	13.7

Three months ended March 31, 2012

Balance, beginning of period	825	$15.1
Options exercised	(203)	17.6

Balance, end of period	622	14.3

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

Information about Xintec’s outstanding options was as follows:

March 31, 2013		December 31, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$10.7-$12.5	3.5	$10.7-$12.5	3.7
$14.8-$18.6	4.4	$14.8-$18.6	4.6

March 31, 2012		January 1, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$10.9-$12.7	4.5	$10.9-$12.7	4.8
$14.9-$18.8	5.4	$14.9-$18.8	5.7

b.	Application of IFRS 2

The Company applied IFRS 2 for the following plans as the shared-based payment transactions were granted and vested on or after January 1, 2012.

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2012

Balance, beginning of period	-	$ -	-	$ -
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of period	-	-	-	-

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar

Valuation assumptions:
Stock price on grant date (NT$/share)	$ 8.9	$ 9.0
Exercise price (NT$/share)	10.0	10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

Xintec’s Employee Stock Option Plan was approved by the SFB on January 10, 2012 (the “Xintec 2011 Plan”). The maximum number of options authorized to be granted under the Xintec 2011 Plan was 6,000 thousand, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2011 Plan are valid for five years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the three months ended March 31, 2013 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Three months ended March 31, 2013

Balance, beginning of period	5,528	$ 22.1
Options forfeited	(262)	22.1

Balance, end of period	5,266	22.1

Weighted-average fair value of options granted (NT$/share)	$ 5.82

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plan.

Information about the outstanding options of Xintec 2011 Plan was as follows:

March 31, 2013		December 31, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$22.1	4.2	$22.1	4.5

The grant date of Xintec 2011 Plan was June 14, 2012. Xintec used the Black-Scholes model to determine the fair value of the option. The valuation assumptions were as follow:

Xintec

Valuation assumptions:
Stock price on grant date (NT$/share)	$19.42
Exercise price (NT$/share)	$22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	-
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach. The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the three months ended March 31, 2013, Xintec recognized compensation cost of the above stock option in the amount of NT$2,701 thousand.

26.	REVENUE

The analysis of the Company’s revenue was as follows:

	Three Months Ended March 31
	2013	2012

Revenue from the sale of goods	$132,632,563	$105,507,675
Revenue from the royalties	122,433	107,156

	$132,754,996	$105,614,831

27.	OTHER INCOME AND EXPENSES, NET

	Three Months Ended March 31
	2013	2012
Income (expenses) of rental assets
Rental income	$3,683	$254
Depreciation of rental assets	(6,455)	(2,356)

	(2,772)	(2,102)
Gain (loss) on disposal of property, plant and equipment and intangible assets, net	28,710	(1,495)
Impairment loss on property, plant and equipment	-	(442,312)
Settlement income from receiving equity securities	8,565	-

	$34,503	$(445,909)

28.	OTHER INCOME

	Three Months Ended March 31
	2013	2012
Interest income
Bank deposits	$334,077	$462,101
Available-for-sale financial assets	1,520	1,477
Held-to-maturity financial assets	10,724	37,658

	$346,321	$501,236

29.	FINANCE COSTS

	Three Months Ended March 31
	2013	2012
Interest expense
Corporate bonds	$441,694	$141,422
Bank loans	42,438	54,938
Finance leases	4,788	24,051
Others	5,078	356

	493,998	220,767
Loss reclassified to profit or loss arising from effective portion for cash flow hedges	-	98
Capitalized interest	-	(3,174)

	$493,998	$217,691

30.	OTHER GAINS AND LOSSES

	Three Months Ended March 31
	2013	2012

Gain/(loss) on disposal of financial assets, net
Available-for-sale financial assets	$818,315	$82,376
Financial assets carried at cost	2,105	(8,785)
Other gains	92,587	67,038
Net gain/(loss) on financial instruments at FVTPL
Held for trading	258,437	(245,005)
Impairment loss of financial assets
Financial assets carried at cost	-	(4,390)
Fair value hedges
Gain from hedging instruments	649,991	-
Loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(759,175)	-
Other losses	(55,917)	(70,985)

	$1,006,343	$(179,751)

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2013	2012

Current income tax expense (benefit)
Current tax expense recognized for the current period	$4,988,326	$2,871,246
Income tax adjustments on prior years	(409,743)	-
Other income tax adjustments	3,798	34,132

	4,582,381	2,905,378

Deferred income tax expense (benefit)
Temporary differences	1,008,473	146,668
Income tax credits	621,517	(761,928)

	1,629,990	(615,260)

Income tax expense recognized in profit or loss	$6,212,371	$2,290,118

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2013	2012

Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$(43,239)	$152

c.	Integrated income tax information

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Balance of the Imputation
Credit Account - TSMC	$8,130,060	$8,130,060	$4,003,228	$4,003,228

The actual creditable ratio for distribution of TSMC’s earnings of 2011 was 6.69%.

The estimated creditable ratio for distribution of TSMC’s earnings of 2012 was approximately 7.98%, which is calculated based on draft amendment of the Income Tax Law not yet passed by the Legislative Yuan of the Republic of China as of the date that the consolidated financial statements were approved and authorized for issue. The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Three Months Ended March 31
	2013	2012

Basic EPS	$1.53	$1.29
Diluted EPS	$1.53	$1.29

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31, 2013

Basic EPS
Net income available to common shareholders of the parent	$39,576,876	25,925,949	$1.53
Effect of dilutive potential common shares	-	3,469

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$39,576,876	25,929,418	$1.53
			(Continued	)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31, 2012

Basic EPS
Net income available to common shareholders of the parent	$33,491,634	25,917,646	$1.29
Effect of dilutive potential common shares	-	8,800

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$33,491,634	25,926,446	$1.29
			(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

	Three Months Ended March 31
	2013	2012

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$33,042,653	$24,845,297
Recognized in operating expenses	2,915,569	2,629,568
Recognized in other income and expenses	6,455	2,356

	$35,964,677	$27,477,221

b. Amortization of intangible assets

Recognized in cost of revenue	$295,132	$323,428
Recognized in operating expenses	236,381	204,758

	$531,513	$528,186

c. Research and development costs expensed as incurred	$10,650,985	$9,157,852

		(Continued	)

	Three Months Ended March 31
	2013	2012

d. Employee benefits expenses

Post-employment benefits (Note 23)
Defined contribution plans	$384,458	$330,541
Defined benefit plans	60,690	54,659

	445,148	385,200

Share-based payments (Note 25)
Equity-settled share-based payments	2,701	-
Other employee benefits	15,016,003	13,066,642

	$15,463,852	$13,451,842

Employee benefits expense summarized by function
Recognized in cost of revenue	$9,349,424	$7,480,848
Recognized in operating expenses	6,114,428	5,970,994

	$15,463,852	$13,451,842

		(Concluded	)

34.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

35.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Financial assets
FVTPL
Held for trading derivatives	$18,206	$39,554	$1,658	$15,360
Derivative instruments in designated hedge accounting relationships	659,351	-	-	-
Available-for-sale financial assets (Note)	46,954,164	44,766,957	7,757,986	7,623,775
Held-to-maturity financial assets	2,044,822	5,056,973	8,284,430	9,068,847
Loans and receivables
Cash and cash equivalents	186,028,798	143,410,588	170,819,939	143,472,277
Notes and accounts receivables (including related parties)	65,906,835	58,131,397	53,442,980	46,016,052
Other receivables	2,058,132	1,307,473	2,539,619	1,403,694
Refundable deposits	2,385,571	2,426,712	4,527,507	4,518,863

	$306,055,879	$255,139,654	$247,374,119	$212,118,868

				(Continued	)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Financial liabilities
FVTPL
Held for trading derivatives	$4,223	$15,625	$61,038	$13,742
Derivative instruments in designated hedge accounting relationships	-	-	135	232
Amortized cost
Short-term loans	35,842,800	34,714,929	34,687,716	25,926,528
Accounts payable (including related parties)	13,256,111	15,239,042	14,168,439	11,859,008
Payables to contactors and equipment suppliers	48,601,349	44,831,798	34,070,990	35,540,526
Accrued expenses and other current liabilities	10,608,820	9,316,232	9,198,531	7,796,538
Bonds payable	125,000,000	80,000,000	35,000,000	22,500,000
Long-term bank loans	1,456,250	1,487,500	1,650,000	1,650,000
Other long-term payables	956,160	967,485	1,910,008	3,399,855
Guarantee deposits	184,780	203,890	405,594	443,983

	$235,910,493	$186,776,501	$131,152,451	$109,130,412

(Concluded)

Note: Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the three months ended March 31, 2013 and 2012 would have decreased by NT$442,582 thousand and NT$318,674 thousand, respectively, after taking into consideration of the hedge contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates on the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. To reduce the cash flow risk caused by floating interest rates, the Company utilized an interest rate swap contract to partially hedge its exposure.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$3,022 thousand and NT$3,283 thousand for the three months ended March 31, 2013 and 2012, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the three months ended March 31, 2013 and 2012 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the three months ended March 31, 2013 and 2012 would have decreased by NT$1,784,693 thousand and NT$360,531 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the balance sheet date, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its hundreds of customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the Company’s ten largest customers accounted for 69%, 68%, 66% and 64% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the unused of financing facilities of the Company amounted to NT$56,979,550 thousand, NT$53,422,331 thousand, NT$47,460,143 thousand and NT$63,708,014 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

	Less Than 1 Year	2-3 Years	4 to 5 Years	5+ Years	Total

March 31, 2013

Non-derivative financial liabilities

Short-term loans	$35,849,740	$-	$-	$-	$35,849,740
Accounts payable (including related parties)	13,256,111	-	-	-	13,256,111
Payables to contactors and equipment suppliers	48,601,349	-	-	-	48,601,349
Accrued expenses and other current liabilities	10,608,820	-	-	-	10,608,820
Bonds payable	1,708,570	3,417,140	62,727,592	66,906,447	134,759,749
Long-term bank loans	149,638	749,650	601,313	-	1,500,601
Other long-term payables	902,160	36,000	18,000	-	956,160
Obligations under finance leases	27,622	55,244	55,244	745,222	883,332
Guarantee deposits	-	184,780	-	-	184,780

	111,104,010	4,442,814	63,402,149	67,651,669	246,600,642

Derivative financial instruments

Forward exchange contracts
Outflows	5,350,454	-	-	-	5,350,454
Inflows	(5,333,513)	-	-	-	(5,333,513)

	16,941	-	-	-	16,941

Cross currency swap contracts
Outflows	8,975,315	-	-	-	8,975,315
Inflows	(8,976,156)	-	-	-	(8,976,156)

	(841)	-	-	-	(841)

Stock forward contracts
Outflows	-	11,707,678	-	-	11,707,678
Inflows	-	(11,707,678)	-	-	(11,707,678)

	-	-	-	-	-

	$111,120,110	$4,442,814	$63,402,149	$67,651,669	$246,616,742

December 31, 2012

Non-derivative financial liabilities

Short-term loans	$34,721,003	$-	$-	$-	$34,721,003
Accounts payable (including related parties)	15,239,042	-	-	-	15,239,042
Payables to contactors and equipment suppliers	44,831,798	-	-	-	44,831,798
(Continued)

	Less Than 1 Year	2-3 Years	4 to 5 Years	5+ Years	Total

Accrued expenses and other current liabilities	$9,316,232	$-	$-	$-	$9,316,232
Bonds payable	1,108,150	2,216,300	44,911,191	37,834,474	86,070,115
Long-term bank loans	146,571	745,174	637,580	-	1,529,325
Other long-term payables	913,485	36,000	18,000	-	967,485
Obligations under finance leases	27,042	54,084	54,084	729,566	864,776
Guarantee deposits	-	203,890	-	-	203,890

	106,303,323	3,255,448	45,620,855	38,564,040	193,743,666

Derivative financial instruments

Forward exchange contracts
Outflows	11,030,154	-	-	-	11,030,154
Inflows	(11,059,396)	-	-	-	(11,059,396)

	(29,242)	-	-	-	(29,242)

Cross currency swap contracts
Outflows	9,068,589	-	-	-	9,068,589
Inflows	(9,068,727)	-	-	-	(9,068,727)

	(138)	-	-	-	(138)

	$106,273,943	$3,255,448	$45,620,855	$38,564,040	$193,714,286

March 31, 2012

Non-derivative financial liabilities

Short-term loans	$34,695,555	$-	$-	$-	$34,695,555
Accounts payable (including related parties)	14,168,439	-	-	-	14,168,439
Payables to contactors and equipment suppliers	34,070,990	-	-	-	34,070,990
Accrued expenses and other current liabilities	9,198,531	-	-	-	9,198,531
Bonds payable	500,450	1,000,900	21,398,148	14,864,568	37,764,066
Long-term bank loans	112,272	776,006	815,517	-	1,703,795
Other long-term payables	1,850,950	59,058	-	-	1,910,008
Obligations under finance leases	27,216	54,432	54,432	761,477	897,557
Guarantee deposits	-	405,594	-	-	405,594

	94,624,403	2,295,990	22,268,097	15,626,045	134,814,535

Derivative financial instruments

Forward exchange contracts
Outflows	8,444,579	-	-	-	8,444,579
Inflows	(8,374,726)	-	-	-	(8,374,726)

	69,853	-	-	-	69,853

Cross currency swap contracts
Outflows	604,165	-	-	-	604,165
Inflows	(603,868)	-	-	-	(603,868)

	297	-	-	-	297

Interest rate swap contracts
Outflows	434	-	-	-	434
Inflows	(272)	-	-	-	(272)

	162	-	-	-	162

	$94,694,715	$2,295,990	$22,268,097	$15,626,045	$134,884,847

January 1, 2012

Non-derivative financial liabilities

Short-term loans	$25,933,177	$-	$-	$-	$25,933,177
Accounts payable (including related parties)	11,859,008	-	-	-	11,859,008
Payables to contactors and equipment suppliers	35,540,526	-	-	-	35,540,526
Accrued expenses and other current liabilities	7,796,538	-	-	-	7,796,538
Bonds payable	4,775,081	538,500	11,000,933	7,713,258	24,027,772
Long-term bank loans	79,558	778,190	849,021	-	1,706,769

(Continued)

	Less Than 1 Year	2-3 Years	4 to 5 Years	5+ Years	Total

Other long-term payables	$3,399,855	$-	$-	$-	$3,399,855
Obligations under finance leases	-	167,472	55,824	780,962	1,004,258
Guarantee deposits	-	443,983	-	-	443,983

	89,383,743	1,928,145	11,905,778	8,494,220	111,711,886

Derivative financial instruments
Forward exchange contracts
Outflows	7,736,197	-	-	-	7,736,197
Inflows	(7,726,584)	-	-	-	(7,726,584)

	9,613	-	-	-	9,613

Cross currency swap contracts
Outflows	420,431	-	-	-	420,431
Inflows	(420,397)	-	-	-	(420,397)

	34	-	-	-	34

Interest rate swap contracts
Outflows	706	-	-	-	706
Inflows	(442)	-	-	-	(442)

	264	-	-	-	264

	$89,393,654	$1,928,145	$11,905,778	$8,494,220	$111,721,797

(Concluded)

g.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds	$2,044,822	$2,053,750	$5,056,973	$5,066,363	$7,841,495	$7,885,235	$8,614,527	$8,674,016
Government bonds	-	-	-	-	442,935	443,037	454,320	454,047

Financial liabilities

Measured at amortized cost
Bonds payable	125,000,000	125,232,890	80,000,000	80,343,413	35,000,000	35,248,224	22,500,000	22,597,115

2)	Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

—

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

—	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	March 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$18,206	$-	$18,206

Hedging derivative financial assets

Stock forward contract	$-	$659,351	$-	$659,351

Available-for-sale financial assets

Publicly traded stocks	$43,248,325	$-	$-	$43,248,325
Money market funds	2,246	-	-	2,246

	$43,250,571	$-	$-	$43,250,571

Financial liabilities at FVTPL

Derivative financial instruments	$-	$4,223	$-	$4,223

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$39,554	$-	$39,554

Available-for-sale financial assets

Publicly traded stocks	$41,160,437	$-	$-	$41,160,437
Money market funds	1,443	-	-	1,443

	$41,161,880	$-	$-	$41,161,880

Financial liabilities at FVTPL

Derivative financial instruments	$-	$15,625	$-	$15,625

	March 31, 2012
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$1,658	$-	$1,658

Available-for-sale financial assets

Publicly traded stocks	$3,573,873	$-	$-	$3,573,873
Money market funds	3,928	-	-	3,928

	$3,577,801	$-	$-	$3,577,801

Financial liabilities at FVTPL

Derivative financial instruments	$-	$61,038	$-	$61,038

Hedging derivative financial liabilities

Interest rate swap contract	$-	$135	$-	$135

	January 1, 2012
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$15,360	$-	$15,360

Available-for-sale financial assets

Publicly traded stocks	$3,306,248	$-	$-	$3,306,248
Money market funds	2,522	-	-	2,522

	$3,308,770	$-	$-	$3,308,770

Financial liabilities at FVTPL

Derivative financial instruments	$-	$13,742	$-	$13,742

Hedging derivative financial liabilities

Interest rate swap contract	$-	$232	$-	$232

There were no transfers between Level 1 and 2 for the three months ended March 31, 2013 and 2012, respectively.

There were no purchases and disposals for assets on Level 3 for the three months ended March 31, 2013 and 2012, respectively.

3)	Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

—

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

—

Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

—	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

36.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Operating transactions

	Revenue from Sale of Goods		Purchases
	Three Months Ended March 31		Three Months Ended March 31
	2013	2012	2013	2012

Associates	$684,786	$1,146,694	$2,096,554	$1,605,546
Joint venture	528	1,182	-	-

	$685,314	$1,147,876	$2,096,554	$1,605,546

	Revenue from Royalties
	Three Months Ended March 31
	2013	2012

Associates	$120,416	$107,155

	Manufacturing Expenses		Research and Development Expenses
	Three Months Ended March 31		Three Months Ended March 31
	2013	2012	2013	2012

Associates	$6,372	$-	$-	$-
Joint venture	857	4,703	1,191	1,814

	$7,229	$4,703	$1,191	$1,814

	Sales of Property, Plant and Equipment		Gain from Sales of Property, Plant and Equipment, Net
	Three Months Ended March 31		Three Months Ended March 31
	2013	2012	2013	2012

Associates	$11,418	$-	$2,963	$-
Joint venture	-	9,000	58	39

	$11,418	$9,000	$3,021	$39

The following balances were outstanding at the end of reporting period:

	Receivables from Related Parties
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$433,950	$353,652	$646,935	$185,552
Joint venture	356	159	379	212

	$434,306	$353,811	$647,314	$185,764

	Other Receivables from Related Parties
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$176,298	$185,550	$1,292,255	$121,767
Joint venture	-	-	9,450	525

	$176,298	$185,550	$1,301,705	$122,292

	Refundable Deposits
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$5,813	$5,813	$-	$-
Joint venture	4	4	-	-

	$5,817	$5,817	$-	$-

	Payables to Related Parties
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$791,504	$746,532	$901,674	$1,325,791
Joint venture	1,629	2,081	4,643	2,730

	$793,133	$748,613	$906,317	$1,328,521

	Deferred Gains (Losses) from Disposal of Machinery and Equipment
	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Associates	$(7,410)	$(7,806)	$-	$-
Joint venture	890	948	1,122	-

	$(6,520)	$(6,858)	$1,122	$-

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company deferred the disposal gain/loss (classified under other noncurrent assets and other noncurrent liabilities) derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

b.	Compensation of key management personnel:

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2013	2012

Short-term employee benefits	$167,580	$174,985
Post-employment benefits	1,171	861

	$168,751	$175,846

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

37.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012, the aforementioned other financial assets amounted to NT$122,858 thousand, NT$119,710 thousand, NT$118,296 thousand and NT$121,140 thousand, respectively.

38.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from May 2013 to December 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between May 2013 and November 2020 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Three Months Ended March 31
	2013	2012

Minimum lease payments	$202,144	$166,030
Sublease income	(4,173)	(4,348)
Others	2,162	3,104

	$200,133	$164,786

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012

Not later than 1 year	$617,235	$693,758	$504,100	$627,882
Later than 1 year and not later than 5 years	2,917,307	2,478,443	2,390,178	2,258,302
Later than 5 years	5,075,559	4,221,524	3,903,243	3,870,728

	$8,610,101	$7,393,725	$6,797,521	$6,756,912

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined at this time.

f.

TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement and TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017.

g.

Amounts available under unused letters of credit as of March 31, 2013, December 31, 2012, March 31, 2012 and January 1, 2012 were NT$89,607 thousand, NT$99,671 thousand, NT$95,244 thousand and NT$263,880 thousand, respectively.

40.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$3,701,047	29.869	$3,437,165	29.038	$4,147,426	29.529	$3,744,817	30.288
EUR	280,590	38.21-38.23	125,973	38.39-38.49	186,593	39.26-39.41	135,857	39.18-39.27
JPY	37,073,092	0.3164-0.3172	35,734,874	0.3352-0.3364	23,809,395	0.3579-0.3592	37,276,671	0.3897-0.3906
RMB	325,467	4.76	102,995	4.66	208,023	4.69	201,385	4.81
Non-monetary items
USD	1,684,322	29.869	1,611,474	29.038	152,073	29.529	141,498	30.288
HKD	195,871	3.85	492,014	3.75	688,955	3.80	671,060	3.90
Investments accounted for using equity method
USD	343,334	29.869	328,281	29.038	271,675	29.529	294,797	30.288

Financial liabilities

Monetary items
USD	2,232,666	29.869	2,193,343	29.038	2,044,403	29.529	1,744,746	30.288
EUR	287,147	38.21-38.23	247,052	38.39-38.49	186,260	39.26-39.41	111,750	39.18-39.27
JPY	45,744,585	0.3164-0.3172	43,311,360	0.3352-0.3364	30,848,324	0.3579-0.3592	35,349,169	0.3897-0.3906
RMB	197,662	4.76	205,930	4.66	226,981	4.69	278,877	4.81

Note:     Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

41.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment sales and operating results

	Foundry	Others	Elimination	Total

Three months ended March 31, 2013

Sales from external customers	$132,681,536	$73,460	$-	$132,754,996
Sales among intersegments	-	238	(238)	-
Operating profit (loss)	45,111,317	(683,308)	-	44,428,009

Three months ended March 31, 2012

Sales from external customers	105,568,832	45,999	-	105,614,831
Sales among intersegments	-	-	-	-
Operating profit (loss)	35,658,112	(540,799)	-	35,117,313

42.	FIRST-TIME ADOPTION OF TAIWAN-IFRSs

a.	Basis of preparation for financial information under Taiwan-IFRSs

The Company prepares the first interim consolidated financial statements for the three months ended March 31, 2013 under Taiwan-IFRSs. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 4 but also applies to the regulations under IFRS 1.

b.	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with Taiwan-IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under Taiwan-IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to Taiwan-IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)

Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)

Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	Effect of transition to Taiwan-IFRSs

After transition to Taiwan-IFRSs, the effect on the Company’s consolidated balance sheets as of December 31, 2012, March 31, 2012 and January 1, 2012 (the transition date) as well as the consolidated statements of comprehensive income for the three months ended March 31, 2012 and for the year ended December 31, 2012, is stated as follows:

1)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,410,588	$-	$-	$143,410,588	Cash and cash equivalents
Financial assets at fair value through profit or loss	39,554	-	-	39,554	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,410,635	-	-	2,410,635	Available-for-sale financial assets
Held-to-maturity financial assets	5,056,973	-	-	5,056,973	Held-to-maturity financial assets
Notes and accounts receivable	58,257,798	-	(480,212)	57,777,586	Notes and accounts receivable, net
Receivables from related parties	353,811	-	-	353,811	Receivables from related parties
Allowance for doubtful receivables	(480,212)	-	480,212	-	-
Allowance for sales returns and others	(6,038,003)	-	6,038,003	-	-	a)
Other receivables from related parties	185,550	-	-	185,550	Other receivables from related parties
Other financial assets	473,833	-	-	473,833	Other financial assets
Inventories	37,830,498	-	-	37,830,498	Inventories
Deferred income tax assets	8,001,202	-	(8,001,202)	-	-	b)
Prepaid expenses and other current assets	2,786,408	-	-	2,786,408	Other current assets

Total current assets	252,288,635	-	(1,963,199)	250,325,436	Total current assets

Long-term investments
Investments accounted for using equity method	23,430,020	(69,102)	-	23,360,918	Investments accounted for using equity method	e)
Available-for-sale financial assets	38,751,245	-	-	38,751,245	Available-for-sale financial assets
Financial assets carried at cost	3,605,077	-	-	3,605,077	Financial assets carried at cost

Total long-term investments	65,786,342	(69,102)	-	65,717,240

Net property, plant and equipment	617,529,446	-	32,742	617,562,188	Property, plant and equipment	c)

Intangible assets	10,959,569	-	-	10,959,569	Intangible assets

Other assets
Deferred income tax assets	4,776,015	351,002	8,001,202	13,128,219	Deferred income tax assets	b), d)
Refundable deposits	2,426,712	-	-	2,426,712	Refundable deposits
Others	1,267,886	-	(32,742)	1,235,144	Other noncurrent assets	c)

Total other assets	8,470,613	351,002	7,968,460	16,790,075	Total other assets

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current liabilities
Short-term loans	$34,714,929	$-	$-	$34,714,929	Short-term loans
Financial liabilities at fair value through profit or loss	15,625	-	-	15,625	Financial liabilities at fair value through profit or loss
Accounts payable	14,490,429	-	-	14,490,429	Accounts payable
Payables to related parties	748,613	-	-	748,613	Payables to related parties
Income tax payable	15,635,594	-	-	15,635,594	Income tax payable
Salary and bonus payable	7,535,296	-	-	7,535,296	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	11,186,591	-	-	11,186,591	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	44,831,798	-	-	44,831,798	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,148,944	-	-	13,148,944	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	128,125	-	-	128,125	Current portion of bonds payable and long-term bank loans
-	-	-	6,038,003	6,038,003	Provisions	a)

Total current liabilities	142,435,944	-	6,038,003	148,473,947	Total current liabilities

Long-term liabilities
Bonds payable	80,000,000	-	-	80,000,000	Bonds payable
Long-term bank loans	1,359,375	-	-	1,359,375	Long-term bank loans
Other long-term payables	54,000	-	-	54,000	Other long-term payables
Obligations under capital leases	748,115	-	-	748,115	Obligations under finance leases

Total long-term liabilities	82,161,490	-	-	82,161,490

Other liabilities
Accrued pension cost	3,979,541	2,941,693	-	6,921,234	Accrued pension cost	d)
Guarantee deposits	203,890	-	-	203,890	Guarantee deposits
-	-	-	4,891	4,891	Provisions
Others	500,041	-	(4,891)	495,150	Others

Total other liabilities	4,683,472	2,941,693	-	7,625,165

Total liabilities	229,280,906	2,941,693	6,038,003	238,260,602	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,244,357	-	-	259,244,357	Capital stock

Capital surplus	56,137,809	(462,469)	-	55,675,340	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820,123	-	-	115,820,123	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606,224	-	-	7,606,224	Appropriated as special capital Reserve
Unappropriated earnings	287,174,942	(2,189,821)	-	284,985,121	Unappropriated earnings	d), e)

	410,601,289	(2,189,821)	-	408,411,468

Others
Cumulative translation adjustments	(10,753,763)	(43)	-	(10,753,806)	Foreign currency translation reserve	e)
Net loss not recognized as pension cost	(5,299)	5,299	-	-	-	d), e)
Unrealized gain/loss on financial instruments	7,973,321	-	-	7,973,321	Unrealized gain/loss from available-for- sale financial assets

	(2,785,741)	5,256	-	(2,780,485)

Equity attributable to shareholders of the parent	723,197,714	(2,647,034)	-	720,550,680	Equity attributable to shareholders of the parent
Minority interests	2,555,985	(12,759)	-	2,543,226	Noncontrolling interests	d)

Total shareholders’ equity	725,753,699	(2,659,793)	-	723,093,906	Total equity

Total	$955,034,605	$281,900	$6,038,003	$961,354,508	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of March 31, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$170,819,939	$-	$-	$170,819,939	Cash and cash equivalents
Financial assets at fair value through profit or loss	1,658	-	-	1,658	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,577,801	-	-	3,577,801	Available-for-sale financial assets
Held-to-maturity financial assets	6,253,618	-	-	6,253,618	Held-to-maturity financial assets
Notes and accounts receivable	53,286,548	-	(490,882)	52,795,666	Notes and accounts receivable, net
Receivables from related parties	647,314	-	-	647,314	Receivables from related parties
Allowance for doubtful receivables	(490,882)	-	490,882	-	-
Allowance for sales returns and others	(5,428,410)	-	5,428,410	-	-	a)
Other receivables from related parties	1,301,705	-	-	1,301,705	Other receivables from related parties
Other financial assets	571,010	-	-	571,010	Other financial assets
Inventories	27,759,150	-	-	27,759,150	Inventories
Deferred income tax assets	6,736,065	-	(6,736,065)	-	-	b)
Prepaid expenses and other current assets	3,087,516	-	-	3,087,516	Other current assets

Total current assets	268,123,032	-	(1,307,655)	266,815,377	Total current assets

Long-term investments
Investments accounted for using equity method	23,632,874	(52,765)	-	23,580,109	Investments accounted for using equity method	e)
Held-to-maturity financial assets	2,030,812	-	-	2,030,812	Held-to-maturity financial assets
Financial assets carried at cost	4,180,185	-	-	4,180,185	Financial assets carried at cost

Total long-term investments	29,843,871	(52,765)	-	29,791,106

Net property, plant and equipment	509,916,462	-	37,042	509,953,504	Property, plant and equipment	c)

Intangible assets	10,969,136	-	-	10,969,136	Intangible assets

Other assets
Deferred income tax assets	7,245,201	229,265	6,736,065	14,210,531	Deferred income tax assets	b), d)
Refundable deposits	4,527,507	-	-	4,527,507	Refundable deposits
Others	1,265,176	-	(37,042)	1,228,134	Other noncurrent assets	c)

Total other assets	13,037,884	229,265	6,699,023	19,966,172	Total other assets

Total	$831,890,385	$176,500	$5,428,410	$837,495,295	Total

Current liabilities
Short-term loans	$34,687,716	$-	$-	$34,687,716	Short-term loans
Financial liabilities at fair value through profit or loss	61,038	-	-	61,038	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	135	-	-	135	Hedging derivative financial liabilities
Accounts payable	13,262,122	-	-	13,262,122	Accounts payable
Payables to related parties	906,317	-	-	906,317	Payables to related parties
Income tax payable	13,511,557	-	-	13,511,557	Income tax payable
Salary and bonus payable	4,226,594	-	-	4,226,594	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	11,327,679	-	-	11,327,679	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	34,070,990	-	-	34,070,990	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	14,052,743	-	-	14,052,743	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	93,750	-	-	93,750	Current portion of bonds payable and long-term bank loans
-	-	-	5,428,410	5,428,410	Provisions	a)

Total current liabilities	126,200,641	-	5,428,410	131,629,051	Total current liabilities

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Long-term liabilities
Bonds payable	$35,000,000	$-	$-	$35,000,000	Bonds payable
Long-term bank loans	1,556,250	-	-	1,556,250	Long-term bank loans
Other long-term payables	59,058	-	-	59,058	Other long-term payables
Obligations under capital leases	742,931	-	-	742,931	Obligations under finance leases

Total long-term liabilities	37,358,239	-	-	37,358,239

Other liabilities
Accrued pension cost	3,903,634	2,314,418	-	6,218,052	Accrued pension cost	d)
Guarantee deposits	405,594	-	-	405,594	Guarantee deposits
-	-	-	3,083	3,083	Provisions
Others	439,868	-	(3,083)	436,785	Others

Total other liabilities	4,749,096	2,314,418	-	7,063,514

Total liabilities	168,307,976	2,314,418	5,428,410	176,050,804	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,206,046	-	-	259,206,046	Capital stock

Capital surplus	56,008,374	(415,322)	-	55,593,052	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,399,995	-	-	102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	-	-	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	246,831,473	(1,709,381)	-	245,122,092	Unappropriated earnings	d), e)

	355,665,342	(1,709,381)	-	353,955,961

Others
Cumulative translation adjustments	(9,064,188)	16	-	(9,064,172)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	(883,247)	-	54	(883,193)	Unrealized gain (loss) from available-for- sale financial assets
-	-	-	(54)	(54)	Cash flow hedges reserve

	(9,947,435)	16	-	(9,947,419)

Equity attributable to shareholders of the parent	660,932,327	(2,124,687)	-	658,807,640	Equity attributable to shareholders of the parent
Minority interests	2,650,082	(13,231)	-	2,636,851	Noncontrolling interests	d)

Total shareholders’ equity	663,582,409	(2,137,918)	-	661,444,491	Total equity

Total	$831,890,385	$176,500	$5,428,410	$837,495,295	Total

(Concluded)

3)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472,277	$-	$-	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	-	-	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	-	-	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	-	-	3,825,680	Held-to-maturity financial assets
Notes and accounts receivable	46,321,240	-	(490,952)	45,830,288	Notes and accounts receivable, net
Receivables from related parties	185,764	-	-	185,764	Receivables from related Parties
Allowance for doubtful receivables	(490,952)	-	490,952	-	-
Allowance for sales returns and others	(5,068,263)	-	5,068,263	-	-	a)

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Other receivables from related parties	$122,292	$-	$-	$122,292	Other receivables from related parties
Other financial assets	617,142	-	-	617,142	Other financial assets
Inventories	24,840,582	-	-	24,840,582	Inventories
Deferred income tax assets	5,936,490	-	(5,936,490)	-	-	b)
Prepaid expenses and other current assets	2,174,014	-	-	2,174,014	Other current asset

Total current assets	225,260,396	-	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	-	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	-	-	5,243,167	Held-to-maturity financial assets
Financial assets carried at cost	4,315,005	-	-	4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	-	34,445,103

Net property, plant and equipment	490,374,916	-	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	-	-	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	-	-	4,518,863	Refundable deposits
Others	1,353,983	-	(47,237)	1,306,746	Other noncurrent assets	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827	Total other assets

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities
Short-term loans	$25,926,528	$-	$-	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	-	-	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	-	-	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	-	-	10,530,487	Accounts payable
Payables to related parties	1,328,521	-	-	1,328,521	Payables to related parties
Income tax payable	10,656,124	-	-	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	-	-	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	-	-	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	-	-	35,540,526	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218,235	-	-	13,218,235	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	4,562,500	-	-	4,562,500	Current portion of bonds payable and long-term bank loans
-	-	-	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	-	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	-	-	18,000,000	Bonds payable
Long-term bank loans	1,587,500	-	-	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	-	-	870,993	Obligations under finance leases

Total long-term liabilities	20,458,493	-	-	20,458,493

Other liabilities
Accrued pension cost	3,908,508	2,332,516	-	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	-	-	443,983	Guarantee deposits
-	-	-	2,889	2,889	Provisions
Others	403,720	-	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	-	7,088,727

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	-	-	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	-	55,471,662	Capital surplus	e)

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Retained earnings					Retained earnings
Appropriated as legal capital reserve	$102,399,995	$-	$-	$102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	-	-	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	213,357,286	(1,726,828)	-	211,630,458	Unappropriated earnings	d), e)

	322,191,155	(1,726,828)	-	320,464,327

Others
Cumulative translation adjustments	(6,433,369)	5	-	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain/loss on financial instruments	(1,172,855)	-	93	(1,172,762)	Unrealized gain/loss from available-for- sale financial assets
-	-	-	(93)	(93)	Cash flow hedges reserve

	(7,606,224)	5	-	(7,606,219)

Equity attributable to shareholders of the parent	629,593,514	(2,101,518)	-	627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	-	2,436,649	Noncontrolling interests	d)

Total shareholders’ equity	632,043,551	(2,114,906)	-	629,928,645	Total equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

4)	Reconciliation of consolidated statement of comprehensive income for the three months ended March 31, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$105,507,675	$-	$107,156	$105,614,831	Net revenue	f)
Cost of sales	55,221,092	(10,745)	-	55,210,347	Cost of revenue	d)

Gross profit before affiliates elimination	50,286,583	10,745	107,156	50,404,484	Gross profit before associates elimination
Realized gross profit from affiliates	74,029	-	-	74,029	Realized gross profit from associates

Gross profit	50,360,612	10,745	107,156	50,478,513	Gross profit

Operating expenses
Research and development	9,162,781	(4,929)	-	9,157,852	Research and development	d)
General and administrative	4,659,024	(2,020)	-	4,657,004	General and administrative	d)
Marketing	1,100,839	(404)	-	1,100,435	Marketing	d)

Total operating expenses	14,922,644	(7,353)	-	14,915,291

-	-	-	(445,909)	(445,909)	Other income and expenses, net	f)

Income from operations	35,437,968	18,098	(338,753)	35,117,313	Income from operations

Non-operating income and gains
Interest income	501,236	-	(501,236)	-	-	f)
Foreign exchange gain, net	429,743	-	-	429,743	Foreign exchange gain, net
Technical service income	107,156	-	(107,156)	-	-	f)
Gain on settlement and disposal of financial assets, net	73,591	-	(73,591)	-	-	f)
Equity in earnings of equity method investees, net	20,952	1,252	-	22,204	Share of profits of associates and joint venture	e)
Gain on disposal of property, plant and equipment and other assets	2,235	-	(2,235)	-	-	f)
Others	67,292	-	(67,292)	-	-	f)
-	-	-	501,236	501,236	Other income	f)
-	-	-	(179,751)	(179,751)	Other gains and losses	f)

	1,202,205	1,252	(430,025)	773,432

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Non-operating expenses and losses
Impairment loss on idle assets	$442,312	$-	$(442,312)	$-	-	f)
Valuation loss on financial instruments, net	245,005	-	(245,005)	-	-	f)
Interest expense	217,691	-	-	217,691	Finance costs
Impairment of financial assets	4,390	-	(4,390)	-	-	f)
Loss on disposal of property, plant and equipment	3,730	-	(3,730)	-	-	f)
Others	73,341	-	(73,341)	-	-	f)

	986,469	-	(768,778)	217,691

Income before income tax	35,653,704	19,350	-	35,673,054	Income before income tax
Income tax expense	2,288,372	1,746	-	2,290,118	Income tax expense	d)

Net income	$33,365,332	$17,604	$-	33,382,936	Net income

				(2,624,773)	Exchange differences arising on translation of foreign operations
				280,172	Unrealized gain on available-for-sale financial assets
				97	Cash flow hedges
				42,708	Share of other comprehensive income of associates and joint venture
				(152)	Income tax expense related to components of other comprehensive income

				(2,301,948)	Other comprehensive income for the period, net of income tax

				$31,080,988	Total comprehensive income for the period

(Concluded)

5)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2012

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$506,248,580	$-	$496,654	$506,745,234	Net revenue	f)
Cost of sales	262,628,681	(45,583)	-	262,583,098	Cost of revenue	d)

Gross profit before affiliates elimination	243,619,899	45,583	496,654	244,162,136	Gross profit before associates elimination
Unrealized gross profit from affiliates	(25,029)	-	-	(25,029)	Unrealized gross profit from associates

Gross profit	243,594,870	45,583	496,654	244,137,107	Gross profit

Operating expenses
Research and development	40,402,138	(18,943)	-	40,383,195	Research and development	d)
General and administrative	17,638,088	(6,394)	-	17,631,694	General and administrative	d)
Marketing	4,497,451	(1,465)	-	4,495,986	Marketing	d)

Total operating expenses	62,537,677	(26,802)	-	62,510,875

-	-	-	(449,364)	(449,364)	Other income and expenses, net	f)

Income from operations	181,057,193	72,385	47,290	181,176,868	Income from operations

(Continued)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Non-operating income and gains
Equity in earnings of equity method investees, net	$2,028,611	$45,118	$-	$2,073,729	Share of profits of associates and joint venture	e)
Interest income	1,645,036	-	(1,645,036)	-	-	f)
Settlement income	883,845	-	(883,845)	-	-	f)
Foreign exchange gain, net	582,498	-	-	582,498	Foreign exchange gain, net
Gain on settlement and disposal of financial assets, net	541,089	-	(541,089)	-	-	f)
Technical service income	496,654	-	(496,654)	-	-	f)
Others	604,304	-	(604,304)	-	-	f)
-	-	-	1,715,824	1,715,824	Other income	f)
-	-	4,977	(2,857,018)	(2,852,041)	Other gains and losses	e), f)

	6,782,037	50,095	(5,312,122)	1,520,010

Non-operating expenses and losses
Impairment of financial assets	4,231,602	-	(4,231,602)	-	-	f)
Interest expense	1,020,422	-	-	1,020,422	Finance costs
Impairment loss on idle assets	444,505	-	(444,505)	-	-	f)
Loss on disposal of property, plant and equipment	31,816	-	(31,816)	-	-	f)
Others	556,909	-	(556,909)	-	-	f)

	6,285,254	-	(5,264,832)	1,020,422

Income before income tax	181,553,976	122,480	-	181,676,456	Income before income tax
Income tax expense	15,590,287	(37,633)	-	15,552,654	Income tax expense	d)

Net income	$165,963,689	$160,113	$-	166,123,802	Net income

				(4,322,697)	Exchange differences arising on translation of foreign operations
				9,534,269	Unrealized gain on available-for-sale financial assets
				232	Cash flow hedges
				53,748	Share of other comprehensive income of associates and joint venture	d)
				(685,978)	Actuarial loss from defined benefit pension	d)
				(326,942)	Income tax expense relating to components of other comprehensive income	d)

				4,252,632	Other comprehensive income for the year, net of income tax

				$170,376,434	Total comprehensive income for the year

(Concluded)

6)	Reconciliation of equity

	Note	December 31, 2012	March 31, 2012	January 1, 2012

Equity under R.O.C. GAAP		$725,753,699	$663,582,409	$632,043,551
Adjustments:
Defined benefit plans	d)	(2,590,691)	(2,085,153)	(2,101,505)
Investments accounted for using the equity method	e)	(69,102)	(52,765)	(13,401)

Equity under Taiwan-IFRSs		$723,093,906	$661,444,491	$629,928,645

7)	Significant reconciliation differences in consolidated statements of cash flows for the three months ended March 31, 2012 and the year ended December 31, 2012

The Company prepared the statement of cash flows using the indirect method under R.O.C. GAAP, in which the interest received is not required to be disclosed separately; instead, the interest received and the interest paid are categorized within the operating activities in the statement of cash flows. However, according to IAS No. 7, “Statement of Cash Flows,” for the three months ended March 31, 2012 and the year ended December 31, 2012, the interest received of NT$491,549 thousand and NT$1,719,026 thousand should be disclosed separately in the investing activities; and the interest paid of NT$235,441 thousand and NT$736,607 thousand should be disclosed in the financing activities based on their nature, respectively.

Except for the above differences, there are no other significant differences between R.O.C. GAAP and Taiwan-IFRSs in the consolidated statement of cash flows.

d.	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under Taiwan-IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of December 31, 2012, March 31, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,038,003 thousand, NT$5,428,410 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. Under Taiwan-IFRSs, a deferred tax asset and liability is classified as noncurrent asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of December 31, 2012, March 31, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to noncurrent assets were NT$8,001,202 thousand, NT$6,736,065 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of assets leased to others and idle assets

Under R.O.C. GAAP, assets leased to others and idle assets are classified under other assets. Under Taiwan-IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. In accordance with IAS No. 40, “Investment Property,” investment properties are defined as properties held to earn rentals or for capital appreciation; however, the Company’s assets leased to others are mainly dormitories leased to employees and factories leased to suppliers. The dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of December 31, 2012, March 31, 2012 and January 1, 2012, the amounts reclassified from assets leased to others and idle assets to property, plant and equipment were NT$32,742 thousand, NT$37,042 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under Taiwan-IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. For the year ended December 31, 2012, total actuarial gains and losses were also recognized to other comprehensive income in accordance with actuarial valuation carried out in 2012.

In addition, under R.O.C. GAAP, the minimum pension liability should be recognized in the balance sheet. If the accrued pension cost is less than the minimum amount, the difference should be recognized as an additional liability. Under Taiwan-IFRSs, there is no aforementioned requirement of minimum pension liability.

As of December 31, 2012, March 31, 2012 and January 1, 2012, accrued pension cost of the Company was adjusted for an increase of NT$2,941,693 thousand, NT$2,314,418 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$351,002 thousand, NT$229,265 thousand and NT$231,011 thousand, respectively; noncontrolling interests were adjusted for a decrease of NT$12,759 thousand, NT$13,231 thousand and NT$13,388 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$4,416 thousand. For the three months ended March 31, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$18,098 thousand and an increase of NT$1,746 thousand, respectively. For the year ended December 31, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$72,385 thousand and NT$37,633 thousand, respectively; actuarial loss from defined benefit plans and income tax benefit related to components of other comprehensive income were recognized in the amount of NT$685,978 thousand and NT$82,358 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and Taiwan-IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage that results in a decrease in the investing company’s holding percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. Under Taiwan-IFRSs, such a difference is still adjusted to investments and capital surplus; however, if the investing company’s ownership interest in an associate is reduced, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

As of December 31, 2012, March 31, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$69,102 thousand, NT$52,765 thousand and NT$13,401 thousand, respectively; foreign currency translation reserve was adjusted for a decrease of NT$43 thousand, an increase of NT$16 thousand and NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$462,469 thousand, NT$415,322 thousand and NT$374,695 thousand, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$883 thousand. In addition, share of profits of associates and joint venture was adjusted for an increase of NT$1,252 thousand and NT$45,118 thousand, respectively, for the three months ended March 31, 2012 and for the year ended December 31, 2012; other gains and losses was adjusted for a gain of NT$4,977 thousand due from the deemed disposal for the year ended December 31, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of Taiwan-IFRSs, income from operations in the consolidated income statement only includes net revenue, cost of revenue and operating expenses. Under Taiwan-IFRSs, based on the nature of operating transactions, technical service income is reclassified under net revenue; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other income and expenses, which are reflected in income from operations.

Under Taiwan-IFRSs, based on the nature of operating transactions, for the three months ended March 31, 2012, the Company reclassified technical service income of NT$107,156 thousand to net revenue, rental revenue of NT$254 thousand, net loss on disposal of property, plant and equipment and other assets of NT$1,495 thousand, depreciation of rental assets of NT$2,356 thousand and impairment loss on idle assets of NT$442,312 thousand to other income and expenses. In addition, interest income of NT$501,236 thousand was also reclassified to other income; net gain on disposal of financial assets of NT$73,591 thousand, others of NT$67,038 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$245,005 thousand, impairment of financial assets of NT$4,390 thousand as well as others of NT$70,985 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the three months ended March 31, 2012. For the year ended December 31, 2012, the Company also reclassified technical service income of NT$496,654 thousand to net revenue, rental revenue of NT$808 thousand, net gain on disposal of property, plant and equipment and other assets of NT$103 thousand, other income of NT$886 thousand, depreciation of rental assets of NT$6,656 thousand and impairment loss on idle assets of NT$444,505 thousand to other income and expenses. In addition, interest income of NT$1,645,036 thousand and dividend income of NT$70,788 thousand were also reclassified to other income; settlement income of NT$883,845 thousand, net gain on disposal of financial assets of NT$541,089 thousand, others of NT$499,903 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$252,530 thousand, impairment of financial assets of NT$4,231,602 thousand as well as others of NT$297,723 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the year ended December 31, 2012.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and between each subsidiary, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 9 attached;

l.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
															Item	Value
1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	3,882,970 130,000)	$ (US$	2,389,520 80,000)	$ (US$	2,389,520 80,000)	0.25%-0.26%	The need for short-term financing	$-	Purchase equipment	$-	-	$-	$40,234,170 (Note 1)	$40,234,170
2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,389,520 80,000)	(US$	2,389,520 80,000)	(US$	1,657,730 55,500)	0.21%-0.23%	The need for short-term financing	-	Operating capital	-	-	-	5,649,034 (Notes 2 and 5)	14,122,584 (Note 5)
		TSMC SSL	Other receivables from related parties	(US$	2,688,210 90,000)	(US$	2,688,210 90,000)	(US$	746,725 25,000)	0.21%-0.24%	The need for short-term financing	-	Operating capital	-	-	-	5,649,034 (Notes 2 and 5)	14,122,584 (Note 5)

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. However, the respective lending limit for such borrower shall not exceed the net worth of TSMC Partners.

Note 2:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Development. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC are not subject to the above restrictions. However, the aggregate amounts lendable to all such borrowers and the total amount lendable to one such borrower shall be no more than forty percent (40%) of the net worth of TSMC Development.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and TSMC Development, respectively.

Note 4:	The maximum balance for the period and ending balance represents the amounts approved by the Board of Directors.

Note 5:	The amount was determined based on the reviewed financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$191,532,817	$ (US$	44,803,500 1,500,000)	$ (US$	44,803,500 1,500,000)	$-	$-	5.8%	$191,532,817

Note 1:

The ceiling for guaranteed amount to a company shall not exceed ten percent (10%) of the net worth of TSMC. In addition, the guaranteed amount shall not exceed net worth of the guaranteed company. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The ceiling for total guaranteed amount shall not exceed twenty-five percent (25%) of the net worth of TSMC.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-	$549,917	N/A	$555,628
	China Steel Corporation	-	”	-	150,946	N/A	151,681

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	425,806	754,103	1	754,103
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	54,299,598	100	54,299,598
	TSMC Partners	Subsidiary	”	988,268	40,233,716	100	40,234,170
	VIS	Investee accounted for using equity method	”	628,223	9,783,163	40	17,527,435
	SSMC	Investee accounted for using equity method	”	314	7,292,694	39	7,078,710
	TSMC Solar	Subsidiary	”	1,118,000	5,538,418	99	5,515,453
	TSMC North America	Subsidiary	”	11,000	3,358,936	100	3,358,936
	TSMC SSL	Subsidiary	”	430,400	1,987,539	95	1,987,539
	Xintec	Subsidiary	”	94,950	1,531,496	40	1,532,581
	GUC	Investee accounted for using equity method	”	46,688	1,247,477	35	4,290,614
	TSMC Europe	Subsidiary	”	-	243,852	100	243,852
	TSMC Japan	Subsidiary	”	6	136,072	100	136,072
	TSMC Korea	Subsidiary	”	80	26,903	100	26,903
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	19,300	193,584	10	419,209
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500	105,000	7	339,557
	W.K. Technology Fund IV	-	”	4,000	39,280	2	34,442

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	89,916	12	89,916
	Crimson Asia Capital	-	”	-	55,385	1	55,385

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-	19,263,947	100	19,328,292
	VTAF III	Subsidiary	”	-	1,057,677	50	1,035,577
	VTAF II	Subsidiary	”	-	602,387	98	596,141
	Emerging Alliance	Subsidiary	”	-	173,517	99	173,517
	TSMC GN	Subsidiary	”	-	63,861	100	63,861

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	2,752,394	20	2,751,239
	TSMC Solar Europe	Subsidiary	”	-	145,184	100	145,184
	TSMC Solar NA	Subsidiary	”	1	32,802	100	32,802

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	-	1,359,854	49	1,359,854

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1	$ 2,910	100	$ 2,910
TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,404	21,726	-	21,726
	TSMC SSL	Investee accounted for using equity method	”	4,672	21,574	1	21,574
TSMC Partners	Stock
	TSMC Development	Subsidiary	Investments accounted for using equity method	-	US$ 618,942	100	US$ 618,942
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$ 106,342	49	US$ 106,342
	TSMC Technology	Subsidiary	”	-	US$ 12,045	100	US$ 12,045
	ISDF II	Subsidiary	”	14,153	US$ 9,785	97	US$ 9,785
	ISDF	Subsidiary	”	787	US$ 7,155	97	US$ 7,155
	TSMC Canada	Subsidiary	”	2,300	US$ 4,607	100	US$ 4,607
	Mcube Inc.	Investee accounted for using equity method	”	6,333	-	25	-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$ 5,000	6	US$ 5,000

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	292	US$ 3,759	-	US$ 3,759

TSMC Development	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$ 276,408	100	US$ 276,408

Emerging Alliance	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	4	US$ 58	-	US$ 58
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$ 3,065	6	US$ 3,065
	RichWave Technology Corp.	-	”	4,074	US$ 1,545	10	US$ 1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8	US$ 500	-	US$ 500
	QST Holdings, LLC	-	”	-	US$ 142	4	US$ 142

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-	-	7	-

VTAF II	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	23	US$ 355	-	US$ 355
	Sentelic	-	Financial assets carried at cost	1,806	US$ 2,607	9	US$ 2,607
	Aether Systems, Inc.	-	”	2,600	US$ 2,243	28	US$ 2,243
	RichWave Technology Corp.	-	”	1,267	US$ 1,036	3	US$ 1,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	”	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	711	US$	1,100	-	US$	1,100
	Next IO, Inc.	-	”	179	US$	1,219	1	US$	1,219
	QST Holdings, LLC	-	”	-	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		-	31		-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,643	US$	1,424	58	US$	1,424
	InvenSense, Inc.	-	Available-for-sale financial assets	28	US$	303	-	US$	303
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,147	US$	4,842	4	US$	4,842
	Powervation, Ltd.	-	”	509	US$	7,938	16	US$	7,938
	Stion Corp.	-	”	8,152	US$	45,467	15	US$	45,467
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	”	11,192	US$	4,197	4	US$	4,197

	Capital
	Growth Fund	Subsidiary	Investments accounted for using equity method	-	US$	340	100	US$	340
	VTA Holdings	Subsidiary	”	-		-	62		-

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	880	US$	2,724	1	US$	2,724
	Memsic, Inc.	-	”	1,286	US$	3,497	5	US$	3,497

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	2,916	5	US$	2,916
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	-	”	26	US$	5	-	US$	5

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	456	3	US$	456

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2013						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		$-	3		$-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	-	EUR	3,713	100	EUR	3,713

TSMC Global	Stock
	ASML	-	Available-for-sale financial assets	20,993	US$	1,409,075	5	US$	1,409,075

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	75	US$	75	N/A	US$	75

	Corporate bond
	Westpac Banking Corp.	-	Held-to-maturity financial assets	25,000	US$	25,000	N/A	US$	25,058
	Aust + Nz Banking Group	-	”	20,000	US$	19,995	N/A	US$	20,020

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal						Ending Balance
					Shares/ Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	-	-	1,277,958		$1,845,052	-	$-	852,152		$1,533,105		$836,600	$696,505	425,806	$ 754,103

TSMC Global	Corporate bond
	Commonwealth Bank of Australia	Held-to-maturity financial assets	-	-	25,000	US$	25,000	-	-	25,000	US$	25,000	US$	25,000	-	-	-
	Commonwealth Bank of Australia	”	-	-	25,000	US$	25,000	-	-	25,000	US$	25,000	US$	25,000	-	-	-
	Deutsche Bank AG London	”	-	-	20,000	US$	19,999	-	-	20,000	US$	20,000	US$	20,000	-	-	-
	JP Morgan Chase + Co.	”	-	-	35,000	US$	35,006	-	-	35,000	US$	35,000	US$	35,000	-	-	-

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Land	January 3, 2013	$2,248,400	By the contract	Miaoli County Government	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2013 to March 27, 2013	1,038,669	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2013 to March 26, 2013	642,147	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2013 to March 26, 2013	168,343	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2013 to March 26, 2013	126,673	By the construction progress	I Domain Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$89,477,778	68	Net 30 days after invoice date	-	-		$45,805,663	71
	GUC	Investee accounted for using equity method	Sales	439,742	-	Net 30 days after monthly closing	-	-		310,318	-
	TSMC China	Subsidiary	Purchases	4,156,107	28	Net 30 days after monthly closing	-	-		(1,556,037)	10
	WaferTech	Indirect subsidiary	Purchases	2,192,615	15	Net 30 days after monthly closing	-	-		(715,699)	5
	VIS	Investee accounted for using equity method	Purchases	1,448,995	10	Net 30 days after monthly closing	-	-		(539,979)	4
	SSMC	Investee accounted for using equity method	Purchases	647,559	4	Net 30 days after monthly closing	-	-		(251,508)	2
TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	143,362 (US$ 4,869)	-	Net 30 days after invoice date	-	-	(US$	87,781 2,939)	-
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	370,953	47	Net 30 days after monthly closing	-	-		229,699	51

Note: The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$45,946,940	44	$16,534,096	-	$20,428,325	$-
	GUC	Investee accounted for using equity method		310,318	57	-	-	-	-
	VIS	Investee accounted for using equity method		118,431	(Note 2)	-	-	-	-
TSMC Partners	TSMC China	The same parent company	(US$	2,402,513 80,435)	(Note 2)	-	-	-	-
TSMC Development	TSMC Solar	The same parent company	(US$	1,659,334 55,554)	(Note 2)	-	-	-	-
	TSMC SSL	The same parent company	(US$	747,058 25,011)	(Note 2)	-	-	-	-
Xintec	OmniVision	Parent company of director (represented for Xintec)		229,699	55	-	-	-	-
TSMC China	TSMC	Parent company	(RMB	1,556,037 268,891)	29	-	-	-	-
TSMC Technology	TSMC	Parent company	(US$	140,936 4,718)	(Note 2)	-	-	-	-
WaferTech	TSMC	Parent company	(US$	715,699 23,961)	27	-	-	-	-

Note 1: The calculation of turnover days excludes other receivables from related parties.

Note 2: The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2013			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2013 (Foreign Currencies in Thousands)	December 31, 2012 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$54,299,598	$(80,759)	$(80,759)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	40,233,716	632,803	632,830	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	-	100	19,263,947	1,051,483	1,044,769	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	40	9,783,163	880,588	353,823	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	7,292,694	989,660	390,191	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	5,538,418	(519,316)	(512,261)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,358,936	65,477	65,477	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	4,304,000	430,400	95	1,987,539	(424,302)	(403,134)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,531,496	(25,632)	(10,301)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,247,477	90,749	31,827	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,905,745	1,896,914	-	50	1,057,677	6,848	8,156	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	710,334	704,447	-	98	602,387	38,693	37,919	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	243,852	9,408	9,408	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	852,258	852,258	-	99	173,517	5,715	5,686	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	136,072	1,678	1,678	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	100,000	-	100	63,861	(6,393)	(6,458)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	26,903	169	169	Subsidiary
TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	2,752,394	(635,681)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,803,405	1,801,918	-	49	1,359,854	6,848	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	504,107	-	100	145,184	(29,241)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	205,772	1	100	32,802	(12,318)	Note 2	Subsidiary
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133	3,133	1	100	2,910	(36)	Note 2	Subsidiary
(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2013				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2013 (Foreign Currencies in Thousands)		December 31, 2012 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	$ (US$	0.03 0.001)	$ (US$	0.03 0.001)	-	100	$ (US$	18,487,183 618,942)	$ (US$	429,162 14,575)		Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,284,367 43,000)	(US$	1,284,367 43,000)	43,000	49	(US$	3,176,342 106,342)	(US$	249,362 8,469)		Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	-	100	(US$	359,770 12,045)	(US$	9,529 324)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	422,736 14,153)	(US$	422,736 14,153)	14,153	97	(US$	292,267 9,785)	(US$	(1,459 (50	) ))	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	23,507 787)	(US$	23,507 787)	787	97	(US$	213,707 7,155)	(US$	37,433 1,271)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	68,699 2,300)	(US$	68,699 2,300)	2,300	100	(US$	137,600 4,607)	(US$	3,458 117)		Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	(US$	53,764 1,800)	(US$	53,764 1,800)	6,333	25		- -	(US$	(106,556 (3,619	) ))	Note 2	Investee accounted for using equity method
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	8,363,320 280,000)	(US$	8,363,320 280,000)	293,637	100	(US$	8,256,041 276,408)	(US$	423,515 14,383)		Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	155,677 5,212)	(US$	155,677 5,212)	15,643	58	(US$	42,527 1,424)	(US$	(8,685 (295	) ))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	54,660 1,830)	(US$	54,660 1,830)	-	100	(US$	10,166 340)	(US$	(830 (28	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-		-		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-		-		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-		-		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	473,804 12,400)	(EUR	473,804 12,400)	-	100	(EUR	141,877 3,713)	(EUR	(29,166 (746	) ))	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		44,045		42,945	4,404	-		21,726		(519,316)		Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		35,376		34,266	4,672	1		21,574		(424,302)		Note 2	Investee accounted for using equity method

Note 1:	The share of profits/losses of investees includes the effect of unrealized gross profit from affiliates.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2013 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2013 (US$ in Thousands)	Percentage of Ownership	Share of Profit/Losses	Carrying Amount as of March 31, 2013 (US$ in Thousands)	Accumulated Inward Remittance of Earnings as of March 31, 2013
					Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 18,939,667 (RMB 4,502,080)	(Note 1)	$ 18,939,667 (US$ 596,000)	$ -	$ -	$ 18,939,667 (US$ 596,000)	100%	$ 1,044,769 (Note 3)	$ 19,263,947	$-

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	2,324,062 (US$ 78,791)	(Note 2)	147,485 (US$ 5,000)	-	-	147,485 (US$ 5,000)	6%	(Note 4)	149,345 (US$ 5,000)	-

Accumulated Investment in Mainland China as of March 31, 2013 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)

Note 1: TSMC directly invested US$596,000 thousand in TSMC China.

Note 2: TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3: Amount was recognized based on the reviewed financial statements.

Note 4: TSMC Partners invested in financial assets carried at cost, share of profits from which was not recognized.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

A. For the three months ended March 31, 2013

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Revenue from the sale of goods	$89,477,778	-	67%
				Receivables from related parties	45,805,663	-	4%
				Other receivables from related parties	141,277	-	-
				Payables to related parties	33,131	-	-
		TSMC China	1	Purchases	4,156,107	-	3%
				Marketing expenses - commission	18,198	-	-
				Disposal of property, plant and equipment	31,045	-	-
				Purchases of property, plant and equipment	64,246	-	-
				Loss on disposal of property, plant and equipment	4,374	-	-
				Other receivables from related parties	29,741	-	-
				Payables to related parties	1,556,037	-	-
				Other noncurrent liabilities	38,753	-	-
		TSMC Japan	1	Marketing expenses - commission	58,903	-	-
				Payables to related parties	20,408	-	-
		TSMC Europe	1	Marketing expenses - commission	88,290	-	-
				Research and development expenses	14,129	-	-
				Payables to related parties	42,258	-	-
		TSMC Korea	1	Marketing expenses - commission	5,298	-	-
		TSMC Technology	1	Research and development expenses	177,691	-	-
				Payables to related parties	140,936	-	-
		Wafer Tech	1	Purchases	2,192,615	-	2%
				Other receivables from related parties	2,380	-	-
				Payables to related parties	715,699	-	-
		TSMC Canada	1	Research and development expenses	50,634	-	-
				Payables to related parties	16,471	-	-
		Xintec	1	Manufacturing expenses	49,464	-	-
				Payables to related parties	33,275	-	-
		TSMC SSL	1	Other gains and losses	2,250	-	-
				Other receivables from related parties	2,250	-	-
		TSMC Solar	1	Other gains and losses	2,634	-	-
				Other receivables from related parties	2,634	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
1	TSMC Partners	TSMC China	3	Other receivables from related parties	$2,402,513	-	-
2	TSMC Development	WaferTech	1	Other receivables from related parties	48,846	-	-
3	TSMC SSL	TSMC Development	3	Other payables to related parties	747,058	-	-
4	TSMC Solar	TSMC Solar Europe GmbH	1	Revenue from the sale of goods	11,500	-	-
				Receivables from related parties	5,670	-	-
		TSMC Development	3	Other payables to related parties	1,659,334	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Continued)

B.	For the three months ended March 31, 2012

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Revenue from the sale of goods	$64,861,377	-	61%
				Receivables from related parties	32,359,734	-	4%
				Other receivables from related parties	19,399	-	-
				Payables to related parties	49,582	-	-
		TSMC China	1	Purchases	3,192,921	-	3%
				Marketing expenses - commission	16,450	-	-
				Disposal of property, plant and equipment	41,011	-	-
				Loss on disposal of property, plant and equipment	4,675	-	-
				Other receivables from related parties	43,296	-	-
				Payables to related parties	1,137,485	-	-
				Other noncurrent liabilities	3,182	-	-
		TSMC Japan	1	Marketing expenses - commission	71,086	-	-
				Payables to related parties	52,540	-	-
		TSMC Europe	1	Marketing expenses - commission	82,247	-	-
				Research and development expenses	13,513	-	-
				Payables to related parties	35,760	-	-
		TSMC Korea	1	Marketing expenses - commission	5,190	-	-
				Payables to related parties	1,308	-	-
		TSMC Technology	1	Research and development expenses	148,681	-	-
				Payables to related parties	99,495	-	-
		WaferTech	1	Revenue from the sale of goods	10,389	-	-
				Purchases	1,623,602	-	2%
				Other receivables from related parties	3,298	-	-
				Payables to related parties	576,902	-	-
		TSMC Canada	1	Research and development expenses	52,350	-	-
				Payables to related parties	17,122	-	-
		Xintec	1	Manufacturing expenses	23,487	-	-
				Payables to related parties	16,628	-	-
		TSMC SSL	1	Other gains and losses	1,575	-	-
				Other receivables from related parties	2,262	-	-
		TSMC Solar	1	Other gains and losses	1,575	-	-
				Other receivables from related parties	2,045	-	-
1	TSMC Partners	TSMC China	3	Long-term receivables from related parties	7,405,970	-	1%
				Other income	4,816	-	-
		TSMC Solar	3	Other receivables from related parties	724,439	-	-
2	TSMC Solar	TSMC Solar NA	3	Other payables to related parties	3,373	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)